Filed pursuant to Rule 424 (b)(3) Registration No. 333-148126.

1,000,000 Shares

TRANS WORLD CORPORATION

Common Stock

$0.001 par value per share

This is an offering of 1,000,000 shares of the common stock, $0.001 par value per share, of Trans World Corporation by the selling stockholders identified elsewhere in this prospectus. The shares covered by this prospectus include 1,000,000 outstanding shares of common stock that we previously issued to certain selling stockholders in private transactions. The shares are being registered to permit public secondary trading of the shares that are being offered by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of these shares.

The selling stockholders may, but are not obligated to, offer all or part of their shares for resale from time to time through public or private transactions including underwritten offerings, at either prevailing market prices or at privately negotiated prices. See “Plan of Distribution,” below.

Our common stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol “TWOC.OB.”  On December 31, 2007, the last reported sales price on our common stock was $4.27 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 4, 2008

The map below shows the locations of our five owned or managed casinos in Europe,

denoted by the American Chance Casinos  ® registered logo.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document or any other document to which we refer you. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in a jurisdiction where the offer or sale is not permitted. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights selected information about us and the offering that is contained elsewhere in this prospectus. You should read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” on page 3 and the financial statements and related notes included elsewhere in this prospectus, as well as the other documents to which we refer you. Except as otherwise indicated by the context, references in this prospectus to “we,” “us,” “our,” “TWC” or the “Company” are to the combined business of Trans World Corporation and its wholly-owned subsidiaries, and in each case does not include the selling stockholders. References to the “Czech Republic” or to the “CZ” are references to the country, the Czech Republic. All references to “dollars,” “USD” or “$” refer to United States Dollars, references to “€” or “EUR” refer to the Euro, the currency of the European Union (“EU”), and references to “CZK” refer to the Czech Koruna, the currency of the Czech Republic.

Our Business

We were organized as a Nevada corporation in October 1993 for the acquisition, development and management of gaming establishments that feature live and mechanized gaming, including video gaming devices such as video poker machines. In 1998, we changed our operating strategy by shifting our focus to the casino market in Europe. Today, we operate five full-service casinos; four of which are owned and one which is managed under contract.  The four fully-owned casinos operate in the Czech Republic, and are located in Ceska Kubice (“Ceska”), Rozvadov (“Rozvadov”), Hate (“Route 59”), and Dolni Dvoriste (“Route 55”). The casino operated under the management contract is located in Podstrana, a resort town on the Adriatic Sea, near Split, Croatia.

The Czech casinos, which operate under the registered brand name American Chance Casinos ® (“ACC”), are situated at border locations and draw the majority of their customers from Germany and Austria.  Each of the casinos showcases a theme portraying recognizable eras of American history, including:  Pacific South Seas, Chicago in the Roaring 1920’s, New Orleans in the 1930’s, and Miami Beach in the 1950’s.  ACC’s operating strategy centers on differentiating its products from the very formal German and Austrian casinos, and as a result, management has endeavored to create gaming environments with casual and exciting atmospheres, emphasizing entertainment.  Further, as part of the ACC operating formula, management strives to uphold the integrity and professionalism of its operations as a means to dispel any concerns that customers and the national and local governments might have about the gambling industry.

On September 21, 2006, we were selected to manage the Grand Casino Lav and InMotion Nightclub (collectively referred to as the “Grand Casino Lav”), located in the newly opened Le Meridien Lav, Split resort in Podstrana, Croatia.  The management agreement with the Grand Hotel Lav d.o.o., the property owner, provides for a 10-year term, with optional renewal periods of five (5) years each, subject to certain performance conditions.  In addition to marketing the casino/nightclub to the hotel guests, ACC will continue to target the local market of Split, the second largest city in Croatia, as well as certain key foreign markets, such as Italy and other neighboring countries.

As the Grand Casino Lav opened in the last part of December 2006, its management fees contribution to the year 2007 operational results are deemed non-material.  Thus, all discussions of operational performance and results herein are limited to our fully-owned and operated units in the Czech Republic.

Although our headquarters are located in New York City, we currently have no operating presence in the United States.

Our existing operations are located exclusively in the Czech Republic and Croatia and in the gaming industry. However, senior management, which includes several members with extensive experience in the hotel industry, is exploring ways to expand the Company through the acquisition and/or development of new or existing hotels, while continuing to grow our existing gaming operations. In that regard, we have recently broken ground on the construction of the Savannah Hotel, a 75-room, four-star hotel, near our Route 59 casino, as a complement to our gaming operations.  Acquisitions of new casino or hotel units will be based on evaluations of the potential returns of projects that arise and the availability of financing to purchase additional assets.

We have filed a registration statement with the Securities and Exchange Commission (SEC) on Form SB-2 (file number 333-148126), to register the resale of 1,000,000 shares of our common stock by certain selling stockholders as described herein. Those shares were previously issued by us to four institutional “accredited” investors in a private placement, that closed in August 2007. We are using the proceeds from that sale to fund the initial phase of the construction of the Savannah Hotel, adjacent to our Route 59 casino near Znojmo, Czech Republic.

We agreed to register these shares for resale by the selling stockholders in the agreements to subscribe for such shares in the August 2007 private placement. Our board of directors has determined that it would be in the best interests of the Company and its stockholders to register such shares in order to increase the market liquidity in our common stock. The board believes that an increased trading volume will enhance a more active and liquid market in the Company’s shares and should decrease extreme price fluctuations when our shares trade in the over-the-counter market.

If and when the aforesaid registration statement is declared effective by the SEC, the offers and sales of common stock covered by the registration statement by the selling stockholders would commence then or at a later date as determined by those stockholders. We have no control over the timing or pricing of such sales. See “Risk Factors — Risks Related to Our Common Stock.”

Our corporate headquarters is located at 545 Fifth Avenue, Suite 940, New York, New York 10017. Our telephone number is (212) 983-3355. We have a website at www.transwc.com that is linked to the website for our casinos at www.american-chance-casinos.com.  Neither site is a part of this prospectus.

THE OFFERING

Common stock outstanding prior to, and to be outstanding after, this offering	8,840,870 shares.

Common stock offered by us	We are not offering any shares of our common stock for sale pursuant to this prospectus.

Common stock offered by the selling stockholders	1,000,000 shares.

Total shares of common stock offered pursuant to this prospectus	1,000,000 shares.

Method of offering

The selling stockholders may offer and sell their shares in one or more types of transactions, including in ordinary brokerage transactions, by cross or block trades, in negotiated transactions, by sales “at the market,” in underwritten offerings, and in transactions involving options, swaps and other derivatives. See “Plan of Distribution” below.

Dividends	We have not in the past paid any dividends on our common stock and currently have no plans to do so.

Risk Factors	See “Risk Factors” beginning on page 3 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

Trading	Shares of our common stock trade in the over-the-counter market and are quoted on the OTC Bulletin Board under the symbol “TWOC.OB.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risks and the other information set forth elsewhere in this prospectus, including our financial statements and related notes, before you decide to purchase shares of our common stock.

Risks Related to Our Business

Our ability to sustain our net income depends on our management.

For the year ended December 31, 2006 and the nine months ended September 30, 2007, we had net income of approximately $2.0 million and $2.0 million, on total revenue of approximately $26.2 million and $21.7 million, respectively. The improvement for the year 2006 was largely the result of the major revenue increase at our newest operating unit, Route 55, which was slightly offset by lower live game revenue at Route 59.  With the exception of Route 55’s 80% year-over-year attendance growth, attendance at other units dipped slightly below their 2005 levels.  Our ability to sustain profitability from continuing operations will depend largely upon the successful management of our gaming establishments, their expansion, the addition of gaming business units, and the expansion of operations to include non-gaming sources of revenue. There can be no assurance that we will achieve or maintain profitability as a result of these operations or otherwise.

We are seeking to diversify our operations into a new business line.

At this time, our operations are primarily in gaming. We are currently constructing a 75-room, four-star hotel near our Route 59 casino, as a complement to its operations, as well as seeking to develop or acquire interests in gaming operations and hotels in other European countries, including countries in Eastern Europe which may not be members of the European Union. Although management has extensive experience in the hotel industry, TWC has not operated hotels prior to this.

We are subject to high taxes on our gaming operations.

Gaming operators are typically subject to significant taxes, which could increase at any time. Any material increase in these taxes would adversely affect our results of operations. The Czech Republic currently imposes a number of different taxes on our operations. Applicable taxes include a value-added tax (“VAT”), gaming tax, charity tax, and payroll (social) taxes. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of Czech governmental authorities, which are authorized by law to impose severe fines, penalties and interest charges. Management believes that it has adequately provided for the Company’s Czech tax liabilities.

We are dependent upon our key personnel.

Our ability to successfully manage our casinos, implement our expansion strategy, and maintain a competitive position in the marketplace will continue to depend, in large part, on the ability of Mr. Rami S. Ramadan, the Company’s President, Chief Executive Officer and Chief Financial Officer. The Company is also dependent upon other key employees, casino managers and consultants employed by the Company from time to time.

Our ability to grow our business is dependent on additional financing.

Although we have achieved positive income for the fourth consecutive year, our growth strategies require additional debt and/or equity financing for the acquisition and development of other businesses. In this regard, our ability to obtain additional financing has been improved as a result of the Company’s recapitalizations in 2002 and 2003, which effectively reduced our then existing debt burden in 2003 by approximately 80%, and as a result of two private placements that raised approximately $4.75 million in December 2005 and $3.5 million in August 2007. Despite these improvements, there can be no assurance that further financing will be available in the future on terms favorable to us or at all.

Our international operations subject us to a number of significant risks.

Our operations occur completely outside of the United States. Operating internationally involves additional risks relating to such things as currency exchange rates, different legal or regulatory environments, political and economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures do business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties, different types of criminal threats and other factors. The occurrence of any of these risks, if severe enough, could have a material adverse effect on the financial condition or results of operations of the Company.

Our liability insurance may be inadequate.

The Company currently maintains, and intends to continue to maintain, general liability insurance in each of our locations. There can be no assurance that liability claims will not exceed the coverage limits of such policies or that such insurance will continue to be available on commercially reasonable terms or at all. There can be no assurance that such insurance will be adequate to cover unanticipated liabilities.

We could issue a series of preferred stock that might adversely affect our common stockholders.

Our Articles of Incorporation, as amended, authorize the issuance of 4,000,000 shares of “blank check” preferred stock, with designations, rights and preferences that may be determined from time to time by our board of directors. Accordingly, the board of directors is empowered, without further stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. In the event of such issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company has no current plans to issue any shares of preferred stock. However, there can be no assurance that preferred stock will not be issued at some time in the future.

Our outstanding warrants and options will have a dilutive effect on our common stock.

As of December 31, 2007, warrants exercisable for a total of 11,382 shares of common stock, a restricted stock grant of 75,000 shares and options for 424,735 shares of common stock are outstanding, which, if all were exercised, would represent 5.5% of the 9,351,987 shares of common stock that would be outstanding. The issuance of such securities would have a dilutive effect on any earnings per share that the Company may generate when the earnings per share are determined on a fully diluted basis.

We face significant competition, and if we are not able to compete successfully our results of operations will be harmed.

For a large portion of our operations, the gaming industry is highly fragmented and characterized by a high degree of competition among a large number of participants in the Czech Republic, Germany, and Austria, many of which have financial and other resources that are greater than ours. Competitive gaming activities include casinos, slot parlors, and other forms of legalized gaming in the Czech Republic and neighboring jurisdictions. Legalized gaming is currently permitted in various forms throughout the Czech Republic, Germany, and Austria. If additional gaming opportunities become available near our operating facilities, such gaming destinations could attract players who might otherwise visit our casinos. The resulting loss of revenue at our casinos may have a material adverse effect on our business, financial conditions and results of operations.

We face extensive regulation from gaming and other regulatory authorities, which involve considerable expense and could harm our business.

As owners and operators of gaming facilities, we are subject to extensive national and local regulation in the Czech Republic and Croatia. National and local authorities require us and our subsidiaries to demonstrate suitability to obtain and retain various licenses and require that we have registrations, permits and approvals to conduct gaming operations. The various regulatory authorities, including the Ministries of Finance in the Czech Republic and in Croatia, may for any reason set forth in applicable legislation, rules and regulations limit, condition, suspend or revoke a license or registration to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries. Like all gaming operators in the jurisdictions in which we operate or plan to operate, we must periodically apply to renew our gaming licenses or registrations and have the suitability of certain of our directors, officers and employees approved. Regulatory authorities may also levy substantial fines against us or seize our assets or the assets of our subsidiaries or the people involved in violating gaming laws or regulations. Any of these events could force us to terminate operations at an existing gaming facility, or could prohibit us from successfully completing a project in which we invest. Closing facilities or an inability to expand may have a material adverse effect on our business, financial condition and results of operations.

From time to time, legislators and special interest groups have proposed legislation in the Czech Republic and Croatia that would expand, restrict or prevent gaming operations or that may otherwise adversely impact our operations in the jurisdictions in which we operate. Any expansion of gaming, or restriction on, or prohibition of, our gaming operations could have a material adverse effect on our operating results.

We may face disruption in integrating and managing facilities we open or acquire in the future, which could adversely impact our operations.

We continually evaluate opportunities to acquire or develop casinos and/or hotels, some of which are potentially significant in relation to our size. We expect to continue pursuing expansion opportunities, and we could face significant challenges in managing and integrating expanded or combined operations resulting from our expansion activities. The integration of any new projects we acquire or develop in the future will require the dedication of management resources that may temporarily divert attention from the day-to-day business of our existing operations, which may interrupt the activities of those operations and could result in deteriorating performance from those operations. The management of new operations, especially in new geographic areas, may require that we increase our managerial staff, which would increase our expenses.

A downturn in general economic conditions may adversely affect our results of operations.

Our business operations are subject to changes in international, national and local economic conditions, including changes in the economy related to future security alerts in connection with threatened or actual terrorist attacks, such as those that occurred on September 11, 2001, and related to the war with Iraq, which may affect our customers’ willingness to travel or spend money on discretionary items. A recession or downturn in the general economy, or in a region constituting a significant source of customers for our casinos, could result in fewer customers visiting our properties, which would adversely affect our results of operations.

Inclement weather and other conditions could seriously disrupt our business, which may hamper our financial condition and results of operations.

The operations of our casinos are subject to disruptions or reduced patronage as a result of severe weather conditions. For instance, in the winters of 2005 and 2006, the Czech Republic experienced severe cold, occasional heavy snow and hurricane-force winds, which kept many of our customers at home. In the event weather conditions limit access to our casinos or otherwise adversely impact our ability to operate our casinos at full capacity, our revenue will suffer, which will negatively impact our operating results.

Construction delays and budget overruns could adversely affect our development of new projects and may harm our business.

We are currently engaged in the construction of a new hotel to complement our existing casino in Hate, Czech Republic. We also evaluate other opportunities to expand our business as they become available, and we may in the future acquire or develop additional casinos or hotels. The anticipated costs and construction periods to develop and build a property are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors. Unanticipated cost increases or other factors may result in the estimated budgets we use to plan our investment in new facilities not accurately forecasting the costs of those facilities, in which cases our operating results will be adversely impacted to a greater degree than we initially planned. In addition, if our initial budgets are not accurate, we may need to pursue additional financing to complete a proposed project, which may not be available on favorable terms or at all. The adverse impact on our results of operations resulting from cost overruns on any development projects we undertake may adversely affect our net income and consequently, our stock price.  Construction projects entail significant risks, which can cause substantial delays in completing a project in addition to increasing the costs of the project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, and weather interference. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant delays with respect to development projects could result in a delay in our ability to recognize revenue from a new property, even though we would recognize a portion of the development costs of the project as construction was ongoing. This could adversely affect our results of operations.

Fluctuations in currency exchange rates could adversely affect our business.

We conduct our business in foreign countries, principally in the Czech Republic. The Czech Republic has joined the European Union but has not yet adopted the Euro currency. Our Czech operations are conducted in Czech Korunas, the local Czech currency and in Euros, the European Union’s single currency used in Germany and Austria. An increase in the value of the Czech Koruna or the Euro in relation to the value of the U.S. dollar would decrease the revenue and operating profit from our operations when translated into U.S. dollars, which would adversely affect our consolidated results. In addition, we expect to expand our operations into other countries, which may use currencies other than the Euro or the U.S. dollar and, accordingly, we will face similar exchange rate risk with respect to the costs of doing business in such countries as a result of any changes in the value of the U.S. dollar in relation to the currencies of such countries. We do not currently hedge our exposure to fluctuations in the Czech Koruna or to the Euro, and there is no guarantee that we will be able to successfully hedge any future foreign currency exposure.

The availability and cost of financing could have an adverse effect on our business.

We intend to finance our current and future expansion and renovation projects primarily with cash flow from operations, bank borrowings and equity or debt financings. If we are unable to finance our current or future expansion projects, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects as well as reducing or delaying capital expenditures, or obtaining additional equity financing or joint venture partners. These sources of funds may not be sufficient to finance our planned expansion, and other financing may not be available on acceptable terms, in a timely manner or at all. If we are unable to secure additional financing, we could be forced to limit or suspend expansion, development and renovation projects, which may adversely affect our business, financial condition and results of operations.

Energy and fuel price increases may adversely affect our costs of operations and our revenues.

Our casinos use significant amounts of electricity, natural gas and other forms of energy. While we have not experienced any shortages of energy that have hampered our operations, the substantial increases in the cost of electricity and natural gas in the Czech Republic may negatively affect our results of operations. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases. Dramatic increases in fuel prices may also adversely affect customer visits to our casino properties.

Acts of terrorism, war or other natural disasters may negatively impact our future profits.

Terrorist attacks and other acts of war or hostility have created many economic and political uncertainties. We cannot predict the extent to which terrorism may directly or indirectly impact our business and operating results. As a consequence of the threat of terrorist attacks and other acts of war or hostility in the future, premiums for a variety of insurance products have increased, and some types of insurance are no longer available. Given current conditions in the global insurance markets, we are uninsured for losses and interruptions caused by terrorist acts and acts of war. In addition, natural disasters such as major fires, floods, hurricanes and earthquakes could also adversely impact our business and operating results. Such events could lead to the loss of use of one or more of our properties for an extended period of time and disrupt our ability to attract customers to certain of our gaming facilities. If any such event were to affect our properties, our financial condition and results of operations would likely be adversely impacted.

Work stoppages and other labor problems could negatively impact our future profits.

Although none of our employees are represented by labor unions, a labor action or work stoppage at one of our casino properties or construction projects could have an adverse effect on our business and results of operations. From time to time we have also experienced attempts to unionize certain of our non-union employees. While these efforts have ended without success to date, we cannot provide any assurance that we will not experience additional and more successful union activity in the future.

Risks Related to Our Common Stock

We do not pay dividends on our common stock.

The Company has not paid any dividends to date on its common stock, and does not expect to declare or pay any dividends in the foreseeable future. The Company intends to retain future earnings, if any are generated, for investment in its current operations and for future business development or acquisitions.

The market price for our common stock may be volatile.

The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including but not limited to:

•                                          the lack of depth and liquidity of the market for our common stock;

•                                          actual or anticipated fluctuations in our quarterly operating results;

•                                          announcements of new projects or services by us or our competitors;

•                                          changes in the economic performance or market valuations of other companies involved in gaming industry;

•                                          sales of common stock by us and selling stockholders;

•                                          investor perceptions of us and our business;

•                                          changes in the estimates of the future size and growth rate of our markets;

•                                          announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•                                          additions or departures of key personnel;

•                                          potential litigation; and,

•                                          conditions in the gaming market.

In addition, the stock market in general, and the over-the-counter market in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the performance of listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Our common stock trades on the Over-the-Counter Electronic Bulletin Board, which is characterized by small issuers and a lack of significant trading volumes relative to other U.S. markets. These factors may result in volatility in the price of our common stock. Our shares are not liquid and are thinly traded. On some days on which the markets are open, our common stock does not trade at all, and when it does trade, there is usually a spread between the bid and asked price that is larger than it might be if there were greater liquidity and a larger float in the shares, which results in exaggerated price swings in such transactions. Accordingly, we do not believe that the “market” price may, at any particular time, accurately reflect the intrinsic, or even the market, value of our common stock.

A large portion of our common stock is controlled by a small number of stockholders.

Value Partners, Ltd., a Texas limited partnership controlled by Mr. Timothy G. Ewing, a member of our board of directors, controls 37.6% of our common stock, 23.5% is held by Special Situations Funds, an unaffiliated investment fund, and 16.0% of our common stock is held by Wynnefield SmallCap Value Offshore Fund, Ltd., another unaffiliated investment fund. As a result, Mr. Ewing is able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions including business combinations. Furthermore, the current ratios of ownership of our common stock reduce the public float and liquidity of our common stock, which can in turn affect the market price of our common stock.

Only a limited trading market for our common stock exists.

Historically, we have had limited trading in our common stock, in part, as a result of the limited public float in our stock and as a result of our operating history. Unless a substantial number of shares are sold by the selling shareholders and other Company shareholders into the open market, an active trading market for shares of our common stock may never develop. Without an active market in our shares, the liquidity of the stock could be limited and prices for the common stock would be depressed and/or volatile.

Our common stock is traded in the over-the-counter market through the Over-the-Counter Electronic Bulletin Board. Our common stock may never be included for trading on any stock exchange or through any other quotation system (including, without limitation, the NASDAQ Stock Market).

As there is only limited trading activity in our securities, the sale of a substantial amount of our common stock in the market over a relatively short period of time could result in significant fluctuations in the market price of our common stock and could cause our common stock price to fall.

Our common stock is subject to additional regulation as a “penny stock,” which may reduce the liquidity of our common stock.

Because the trading price of our common stock is below $5.00 per share, the open-market trading of our common stock is subject to the “penny stock” rules of the Securities and Exchange Commission, or SEC. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or, together with his or her spouse, $300,000). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase.

Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell the common stock and may affect a stockholder’s ability to resell the common stock.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

We are obligated to indemnify our officers and directors for certain losses they suffer.

Our Articles of Incorporation, as amended, and Bylaws, as amended, provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against liabilities, attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us to the maximum extent permitted by Nevada law. If we are required to indemnify any persons under this policy, the amounts we would have to pay could be material, and although we maintain directors and officers liability insurance, we may be unable to recover any of these funds from any source.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the use in those statements of terminology such as “may,” “will,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” or “continue,” or the negative of such terms or other comparable terminology. The forward-looking statements included in this prospectus address activities, events or developments that we expect or anticipate will or may occur in the future.

Although we believe the expectations expressed in the forward-looking statements included in this prospectus are based on reasonable assumptions within the bounds of our knowledge of our business at the time the statements are made, a number of factors outside of our control could cause actual results to differ materially from those expressed in any of the forward-looking statements included in this prospectus. Any one or a combination of these factors could materially affect our financial performance, business strategy, business operations, plans, goals and objectives. These factors include but are not limited to:

•                                          the market’s acceptance of our gaming offerings;

•                                          our ability to increase attendance and drop-per-head, control expenses and maintain profitability;

•                                          the effect of competition in our markets;

•                                          our ability to acquire or develop new casinos or hotels and have them operate profitably;

•                                          our ability to obtain required regulatory approvals and comply with applicable regulatory requirements;

•                                          our ability to attract and retain experienced management;

•                                          our ability to manage fluctuations of currencies in which we receive revenue or incur expenses; and,

•                                          other factors described in this prospectus under the heading “Risk Factors.”

Forward-looking statements that we make or that are made by others on our behalf are based on a knowledge of our business and the environment in which we operate, but because of the factors listed above, actual results may differ significantly from those in forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements we make herein. The results or developments we anticipate may not be realized. Even if substantially realized, those results or developments may not result in the expected consequences for us or affect us, our business or our operations in the ways we expect. We caution readers not to place undue reliance on any of these forward-looking statements in this prospectus, which speak only as of their dates. We assume no obligation to update any of the forward-looking statements.

USE OF PROCEEDS

The registration of 1,000,000 shares of common stock satisfies our contractual obligation to the selling stockholders who acquired them in the August 2007 private placement. We will not receive any cash proceeds from the sale of any of the shares of common stock sold by the selling stockholders in this offering.

MARKET FOR COMMON EQUITY, RELATED

STOCKHOLDER MATTERS AND DIVIDEND POLICY

General

Our common stock is quoted on the OTC Electronic Bulletin Board under the symbol “TWOC.OB” (formerly “TWCP.OB”).

In August 2007, we sold $3.50 million of the Company’s common stock, in a private placement to selected “accredited investors,” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, at the discounted price of  $3.50 per share, which represented a 14.6% discount from the then current market price of $4.10. As a result, we issued an aggregate of 1,000,000 shares of common stock. The Company incurred approximately $207,000 in associated expenses that were capitalized into additional paid-in capital. The private equity raise was intended to fund the initial phase of the construction of the Savannah Hotel, adjacent to our Route 59 casino near Znojmo, Czech Republic.

Reverse Stock Split

On March 5, 2004, our board of directors approved a one (1)-for-one hundred (100) reverse stock split of our common stock, with all fractional shares being rounded up to the next whole share. The reverse stock split was effective on April 5, 2004. Stockholders’ equity was restated to give retroactive recognition to the stock split for all periods presented in our financial statements by reclassifying from common stock to additional paid-in capital for the par value of the diminished shares arising from the reverse split. In addition, all references herein and in the consolidated financial statements to the number of shares and per share amount reflect the reverse stock split.

Stock Prices

As of December 31, 2007, the closing sale price for one share of our common stock was $4.27. The following table sets forth the high and low prices of our common stock for fiscal years 2005, 2006 and 2007 as quoted on OTC Electronic Bulletin Board. It should be noted that the prices quoted reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

Common Stock	High	Low
2005
First Quarter	$3.05	$2.50
Second Quarter	$3.50	$2.50
Third Quarter	$2.70	$2.35
Fourth Quarter	$2.00	$1.60
2006
First Quarter	$3.25	$2.50
Second Quarter	$2.85	$2.35
Third Quarter	$2.30	$1.92
Fourth Quarter	$2.85	$2.10
2007
First Quarter	$4.60	$3.10
Second Quarter	$3.65	$3.40
Third Quarter	$4.65	$4.07
Fourth Quarter	$4.56	$4.00

As of December 31, 2007, there were (a) 8,840,870 outstanding shares of common stock held of record by approximately 105 holders; (b) outstanding options to purchase an aggregate of 424,735 shares of common stock; (c) outstanding $1.00 Series C Warrants to purchase an aggregate of 10,131 shares of common stock issued in connection with the March 1998 private placement of debt securities; (d) outstanding $1.00 Series G Warrants to purchase an aggregate 1,251 shares of common stock issued in connection with the October 1999 private placement; and (e) issued and outstanding restricted stock of 75,000.

For information relating to the determination of the offering price of the common stock to be sold by the selling stockholders, see “Plan of Distribution.”  Because the shares to be sold by the selling stockholders are currently issued or outstanding, no dilution to current stockholders will result from such sale.

Dividend Policy

We have never paid any cash dividends on our common stock. We do not anticipate paying any cash dividends or making any other cash distributions on our common stock in the foreseeable future. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. Our operating subsidiaries may be subject, from time to time, to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into dollars and other regulatory restrictions. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business.

Equity Compensation Plan Information

The following table provides information about the securities authorized for issuance under our equity compensation plans. In accordance with the rules of the SEC, the information in the table is presented as of December 31, 2006, the end of our most recently completed fiscal year.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Equity compensation plans approved by security holders(1)	336,117	$3.22	72,748	(2)
Equity compensation plans not approved by security holders	—	—	—	(3)

Total	336,117	$3.22	72,748

(1) Includes outstanding reserves remaining in the 2004 Incentive Equity Plan and the 1999 Director Plan.

(2) Pursuant to an amendment approved at the Annual Meeting of Stockholders held on May 5, 2007, the common stock reserved for issuance under the 2004 Equity Incentive Plan was  increased from the current 387,748, or 5% of then outstanding shares of the Company, to 627,270, or 8% of the current outstanding shares of the Company.  As of December 31, 2007, there were 137,270 securitites remaining available for issuance under the said plan.

(3) Does not include accruals made under the Company’s Deferred Compensation Plan for directors who may only receive such amounts in shares of Company Common Stock upon the occurrence of certain events.  See “Information with Respect to Nominees for Director-Compensation of Directors” above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

General

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains certain forward-looking information. See “Special Note Regarding Forward-Looking Statements” above for certain information concerning those forward-looking statements.

Our financial statements are prepared in U.S. dollars and in accordance with accounting principles generally accepted (“GAAP”) in the United States of America (“U.S.”). See “Exchange Rates” below for information concerning the exchange rates at which Czech Korunas were converted to U.S. dollars at various pertinent dates for pertinent periods.  As our managed Croatian casino opened in the last part of December 2006, its first year management fee contributions to the year 2007 operational results are deemed non-material.  Thus, all discussions of operational performance and results herein are limited to the Company’s fully-owned and operated units in the Czech Republic.

Since our inception, we have been engaged, through our operating subsidiaries, in the acquisition, development and management of local gaming establishments that feature live and mechanized gaming, including video gaming devices. Our current operations occur primarily in the Czech Republic, serving customers predominantly from Germany and Austria, and since December 2006, the resort town of Podstrana, near Split, Croatia.  Competition continues to intensify for our Czech market areas and our casino in Croatia has two competitors.

Exchange Rates

Due to the fact that the Company’s operations are located in Europe, our results are subject to the impact of fluctuations in foreign exchange rates. In May 2004, the Czech Republic joined the European Union, but has not yet adopted the EUR currency. Thus, the Company’s operations conducted business in EURs and the Czech Koruna “CZK”, the local currency of the Czech Republic and in EURs and Croatian Kunas in Croatia.

The actual 2007 and 2006 operating results in local currency for the Czech casino units were converted to U.S. Dollars (“USD”) using the average of the daily exchange rates of each month in the reporting periods, which are depicted in the following table.

For one (1) USD equivalent:

	Average Koruna	(CZK)
Month	2007	2006
December	n/a	21.0793
November	18.2672	21.8253
October	19.2489	22.4601
September	19.8795	22.3157
August	20.4980	22.0567
July	20.7215	22.4381
June	21.2951	22.4254
May	20.9220	22.1942
April	20.7665	23.3341
March	21.2256	23.8625
February	21.6468	23.8132
January	21.4332	23.7940

The balance sheet totals of the Company’s foreign subsidiaries at December 31, 2006 and September 30, 2007 were converted to USDs using the prevailing exchange rates at December 31, 2006 and September 30, 2007, respectively, which are depicted in the following table.

As of:	USD	CZK	EUR
December 31, 2006	1.00	20.8550	0.7580

September 30, 2007	1.00	19.3900	0.7012

Critical Accounting Policies

The Company believes that several accounting policies are important to understanding its historical and future performance. TWC refers to these policies as “critical” because these specific areas generally require the Company to make judgments and estimates about matters that are uncertain at the time these estimates were made, and different estimates—which also would have been reasonable—could have been used, which would have resulted in different financial results.  For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to Consolidated Financial Statements for the year ended December 31, 2006, included in the Company’s Annual Report on Form 10-KSB.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

Results of Operations

                                                The following discussion and analysis relates to the unaudited condensed consolidated interim results of the Company for the nine months ended September 30, 2007 versus the unaudited condensed consolidated interim results for the nine months ended September 30, 2006 are depicted in the following table.

	Nine Months Ended	Change	Nine Months Ended
	September 30, 2006	(dollars in thousands)	September 30, 2007
Net income	$817
Revenues		$3,269
Cost of revenues		(934)
Depreciation and amortization		(378)
Selling, general and administrative		(674)
Interest expense, net		(91)
Foreign exchange gain		1
Net income		$1,193	$2,010

For the nine months ended September 30, 2007, the Company generated revenues of approximately $21.7 million, a 17.7%, or $3.3 million, improvement over the same nine months in 2006.  This increase was largely attributable to the performance improvements of Route 55 and Route 59 and to improved overall slot results.

Cost of revenues increased by approximately $934,000, or 8.7%, principally as a result of higher volume-driven payroll expenses, gifts and giveaways, and higher slot revenue-driven taxes, which were partially offset by lower slot lease expenses (i.e. approximately $1.4 million in 2007 versus $1.9 million in 2006).

Depreciation and amortization expense increased by approximately $378,000, or 71.0%, due primarily to additional depreciation of recent asset acquisitions, including the Company’s owned slot machines.

Selling, general and administrative costs increased by approximately $674,000, or 10.7%, resulting from several factors, notably to bank and closing fees related to the securing of the Commerzbank credit facility and to the early payoff penalty fee of the GE Bank construction loan for Route 55; to the expenses of vested stock options, which were partially offset by management fees earned to date from Grand Casino Lav, Croatia at September 30, 2007 of approximately $87,000; and to lower professional fees.

Net interest expense increased by approximately $91,000, or 58.7%, primarily due to payment of interest on the Commerzbank credit balance and a reduction in earned interest income, which had served to offset interest expense in 2006.

As a result of the above, the Company achieved an incremental net income improvement of approximately $1.2 million, or 146.0%, from approximately $817,000 for the nine months ended September 30, 2006 to approximately $2.0 million for the same period in 2007.

The following discussion and analysis relates to the consolidated financial condition and results of operations of the Company for the years ended December 31, 2006 and 2005.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

	Year Ended	Change	Year Ended
	December 31, 2005	(dollars in thousands)	December 31, 2006
Net income	$79
Revenues		$2,967
Cost of revenues		(739)
Depreciation and amortization		(84)
Selling, general and administrative		(322)
Interest expense, net		120
Foreign currency transaction gain and other		6
Net income		$1,948	$2,027

In the year ended December 31, 2006, we posted a 12.8%, or approximately $3.0 million, improvement on revenues of $26.2 million versus $23.2 million for the year ended December 31, 2005. The improvement was largely the result of the major revenue increase at our newest operating unit, Route 55, which was slightly offset by lower live game revenue at Route 59.  With the exception of Route 55’s 80% year-over-year attendance growth, the attendances at other units dipped slightly below their 2005 levels.

Our cost of revenues increased by $739,000 over the prior year as a result of several factors.  The incremental costs associated with the volume increases at Route 55 were the principal contributor.  Other factors that contributed to the increase in cost of revenues included: (i) the overall increase of gaming taxes, and specifically the hike of charity taxes from 8% to 10% on a substantial portion of the Company’s slot revenues, which, in 2006, exceeded the 100 million CZK revenue base; (ii) greater amenity expenses related to the Company’s aggressive promotional and player benefit programs; and (iii) higher labor costs related to quality and service enhancements in food and beverage operations.  These increases were partially offset by reduced foreign exchange-related transactional losses and to the elimination of slot revenue-based expenses.  In 2006, our slot lease expenses were approximately $2,316 versus $2,835 in 2005.

Depreciation and amortization expense increased by $84,000 in 2006 versus the prior year, due primarily to the addition of Route 55 and to the Company’s new, fully-owned slot machines.

Selling, general and administrative expenses increased by approximately $322,000 in year 2006 in comparison to those of 2005, in large part, as a result of the following:  (i) incremental costs of operating Route 55; (ii) preopening expenses related to the Grand Casino Lav; (iii) higher promotional expenditures to increase and retain market share in our other units; and (iv) stock compensation expense of approximately $51,000, for the fair value of stock options awarded to key management employees.

Net interest expense decreased by $120,000 in 2006 versus the prior year due mainly to maturities of two loans:  the Interest Notes on June 26, 2006 and the lease buyback loan on the Route 59 on December 20, 2006.

Consequently, we posted a positive net income of approximately $2.0 million for the year ended December 31, 2006, versus a nominal net income of $79,000 for the year ended December 31, 2005.

Business Units

The following is a discussion of how each of our business units contributed to our results of operations for the year ended December 31, 2006, the end of our most recently completed fiscal year.

Ceska, Czech Republic

2006 results were relatively flat as compared to 2005 as live game attendance dipped 4%, while drop per head (“DpH”), the per guest average dollar value of gaming chips purchased, rose 4%.  Win percentage (“WP”), or the revenue retention percentage of total drop, fell 1.6 percentage points (“ppts”), thereby contributing to a live game revenue reduction of approximately 7% from 2005.  The decline in live game revenue was offset by a 19% increase in slot revenue, resulting in a 1% improvement in total revenues over the prior year.  Operating expenses, as a percentage of revenues, were up 1.6 ppts versus the same period in 2005, while overhead expenses were flat compared to 2005.  Consequently, 2006 unit earnings were on par with those of 2005.

Rozvadov, Czech Republic

For the year ended December 31, 2006, WP increased 3.9 ppts over 2005, contributing to a 1% improvement in total revenues.  As a percentage of revenues, operating expenses fell 7 ppts from 2005, due largely to the conversion to fixed equipment rent over slot revenue-based equipment lease expenses for some of its slot machines and the replacement of rented slot machines with Company-owned units.  Overhead expenses saw a 2% reduction in 2006, because of lower marketing expenses, thereby contributing to a year over year unit earnings improvement of 60%.

Route 59, Czech Republic

2006 was a transitional year for Route 59.  The casino underwent an expansion and renovation project, pursuant to the Company’s capital improvement program, financed by a portion of the $4.75 million Capital Raise.  Although minimized by management, the construction impact on operations was unavoidable.  The presence of the 2006 FIFA World Cup matches in Germany, throughout the months of June and July 2006, preceding the renovation, had already served to reduce the attendance volume at the casino.  The cumulative and negative impact on attendance at this unit was greater than anticipated, specifically those of high-stake players, which drove down DpH by 16%, despite the fact that overall attendance was on par with the level achieved in 2005.  As a result, total revenues declined by 9% in 2006 versus 2005.  Customer retention-related costs, such as gifts and giveaways, dominated operating and overhead expenses throughout the year and following the construction period, thereby reducing the margin to earnings.

Route 55, Czech Republic

In its second year of operation, business at Route 55 climbed steadily, with all statistical indicators reaching double and triple digit growth rates.  Attendance posted an 80% year-to-year increase, with live game revenue posting similar growth, while slot revenue doubled that posted in 2005.  As a result, total revenues increased 81% over 2005.  Moreover, operating and overhead expenses stabilized after its first year of operation in 2005, resulting in a dramatic 300% unit earnings turnaround for the casino.

Grand Casino Lav, Croatia

The Grand Casino Lav is in its first year of operations and is mainly focused on establishing its market, targeting hotel guests, gamblers in the city of Split and surrounding countries.  The Company hopes to make significant improvement in its operations to stimulate new and repeat business in 2008.

Liquidity and Capital Resources

As of September 30, 2007, we had a working capital surplus of approximately $4.4 million, compared with a working capital deficit of approximately $2.6 million at December 31, 2006.  This represents an approximate $7.1 million improvement over the 2006 year end deficit, primarily due to the combination of an infusion of cash in August 2007 from the $3.5M Capital Raise as well as to stronger overall operating results achieved in the first nine months of 2007.

On July 23, 2007, we established a 24-month, secured, revolving credit facility (150 million CZK), or approximately $7.7 million, that will be used for operations and general corporate purposes, including business development.  The credit facility, which is secured by the Company’s Route 55 casino building and related land, has been made available through Commerzbank Aktiengesellschaft, pobocka Praha, requires quarterly testing and compliance with certain financial covenants, following the Company’s U.S. regulatory filings.  The credit facility also includes an option, exercisable by the Company two months prior to full-term maturity, to extend the term for an additional 12 months, with all other provisions, including the rate of interest, remaining constant.  The interest, in conjunction with each requested draw-down terms of either 1-month, 3-months, or 6-months, is calculated using the corresponding Prague Interbank Offered Rate (“PRIBOR”), plus 400 basis points, based on a 360-day calendar year.  As of September 30, 2007, we had drawn an aggregate of 90 million CZK, or approximately $4.9 million, of which a large portion was used to pay off the Company’s existing long term debt.

At December 31, 2006, we had a working capital deficit of approximately $2.6 million versus a working capital surplus of $161,000 at December 31, 2005, primarily as a result of weaker than expected results in Route 59.  Nevertheless, since the completion of the extension of Route 59 casino in mid-November 2006, operational results have improved.  Management believes that the completed product will better position Route 59 to recapture the business that it had missed in 2006 as well as attract new business.  Further, management anticipates improvement in our cash flow in 2007, as a result of the following major operational enhancements implemented throughout the Company in 2006: (i) purchases of a sizable number of new slot machines; (ii) successful renegotiation of equipment leases on a large portion of our existing inventory of slot machines, from a revenue-based structure to a fixed-rent basis; and (iii) the continuation of the growth stage of the our newest and largest casino, Route 55.

For the year ended December 31, 2006, we had approximately $2.6 million of net cash provided by operating activities.  This was primarily a result of net income of approximately $2.0 million, $821,000 of depreciation and amortization, $147,000 in various accrual increases, $51,000 in options expense, and a $22,000 in interest payable, which were partially offset by increases in prepaid expenses and other current assets of approximately $385,000 and a decrease in cash of $123,000 resulting from changes in operational accounts payable.  For the year ended December 31, 2006, net cash used in investing activities was approximately $5.0 million attributable to the following:  (i) our capital investments of approximately $4.0 million into equipment purchases and renovation of Route 59; (ii)  issuance of notes receivable for equipment purchases of $737,000 and $199,000 for preopening costs to Grand Hotel Lav d.o.o., in connection with the Company’s management of the Grand Casino Lav; and (iii) payments for various deposits of approximately $488,000, which were partially offset by approximately $408,000 from equipment leaseback.  Net cash used in financing activities of approximately $1.2 million were due to repayments of the Interest Notes and other long-term debts related to the Route 59 building lease purchase, the Route 55 construction loan, and to an additional $74,000 in residual legal costs related to the $4.75 million Capital Raise.

We are obligated under various contractual commitments over the next five years.  The following is a summary of the five-year contractual obligations of the Company as of September 30, 2007:

(in thousands)		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Long-term, unsecured debt, US	$1,550	$—	$1,550	$—	$—
Long-term, secured debt, foreign	4,642		4,642
Operating leases	843	348	487	8
Employment agreements	138	138

Total contractual obligations	$7,173	$486	$6,679	$8	$—

In August 2007, as a condition of the Commerzbank credit facility agreement, we subsequently paid off our operating loan, secured by Route 59’s casino building and the construction loan on Route 55 from the proceeds of the credit facility.

Off-Balance Sheet Transactions

We have not entered into any transactions in the nine months ended September 30, 2007 or the years ended December 31, 2006 or 2005, which were not recorded on our balance sheet or were recorded in amounts different than the full contract or notional amount of the transaction.

Trend Information

Management is not aware of any trends in the jurisdictions in which we currently operate or in those in which we are currently studying or developing new properties that would have a material adverse effect on our results of operations subsequent to September 30, 2007.

Foreign Exchange Risk

While our reporting currency is the USD, all of our consolidated revenues are denominated in EUR while approximately 93% of consolidated costs and expenses are denominated in CZK with the balance denominated in EUR. Substantially all of our assets are denominated in CZK. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the USD, the EUR and the CZK. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Long Range Objective

Our current operations are principally in the gaming industry.  The Company’s senior corporate management, several of whom have extensive experience in the hotel industry, is exploring ways to expand our operations through the acquisition and/or development of new non-gaming business units, while continuing to grow our existing operations.  In that regard, we have recently broken ground on the construction of a 75-room, four-star hotel, near our Route 59 casino.  We will also seek to obtain management contracts for business that complements our existing operations, while our casino and non-gaming expansion will be based on evaluations of the potential returns of projects that arise and, for certain projects, the availability of financing.

OUR BUSINESS

General Description of Our Business

Today, we operate five full-service casinos; four of which are owned and one which is managed under contract.  The four fully-owned casinos are in the Czech Republic, which are located in Ceska Kubice (pronounced: “CHESS-ka coo-BEE-chay”) (“Ceska”), Rozvadov (pronounced: “rose-VAH-dahv”) (“Rozvadov”), Hate (pronounced: “HAH-tee-eh”) (“Route 59”), and Dolni Dvoriste (pronounced: “DOLE-nee Dah-vo-REES-tay”) (“Route 55”), and the Grand Casino Lav operated under management contract is located in Podstrana, near Split, Croatia.

The Czech casinos, which operate under the brand name American Chance Casinos (“ACC”), are situated at border locations and draw the majority of their customers from Germany and Austria.  Each of the casinos showcases a theme portraying recognizable eras of American history, including: Pacific South Seas, Chicago in the Roaring 1920’s, New Orleans in the 1930’s and Miami Beach in the 1950’s.  ACC’s operating strategy centers on differentiating its products from the very formal German and Austrian casinos, and as a result, management has endeavored to create gaming environments with casual and exciting atmospheres with an emphasis on entertainment.  Further, as part of the ACC operating formula, management strives to uphold the integrity and professionalism of its operations as a means to dispel any concerns that customers and national and local governments might have about the gambling industry.

On September 21, 2006, we were selected to manage the Grand Casino Lav located in the newly opened Le Meridien Lav, Split resort in Podstrana, Croatia.  The management agreement with the Grand Hotel Lav d.o.o., the property owner, provides for a 10-year term, with optional renewal periods for TWC of five (5) years each, subject to certain performance conditions.  Our management fees consist of two components:  a “basic” fee, which is a designated percentage of total gaming and nightclub revenues generated, and “incentive” fees, which are based on gross operating profit of the two operations.  In addition to marketing the casino/nightclub to the hotel guests, we will continue to target the local market of Split, the second largest city in Croatia as well as certain key foreign markets, such as Italy and other neighboring countries.

As the Grand Casino Lav opened in the last part of December 2006, its management fee contributions to the year 2007 operational results are deemend non- material.  Thus, all discussions of operational performance and results herein are limited to our fully-owned and operated units in the Czech Republic.

Although our headquarters are located in New York City, we have no current operating presence in the United States of America.

The Development of Our Business

Our Historical Operations. We were incorporated in 1993 to acquire, develop and manage local gaming establishments in the United States that utilized primarily video poker machines. In 1994 we acquired two truckstops in Louisiana that were licensed for video poker. Four years later, local referendums in the parishes in which our truckstops were located amended the ordinances that permitted gaming, making such operations illegal. In 1998, faced with a closing date of June 30, 1999 for our Louisiana video poker facilities, we amended our operating strategy by shifting our focus to the casino market in Europe and acquired three casinos. Two of these casinos (plus a parcel of land upon which a third could be built) were located in the Czech Republic and the third was located in a mountain top spa in Zaragoza, Spain. During that period, we also entered into a joint activity agreement relative to a fourth casino located in the Azerbaijan Republic and signed a management contract with regard to a fifth casino located in the Kyrgyz Republic. Since that time, the casinos in the Azerbaijan Republic and Kyrgyz Republic were closed due to changes in local laws, we constructed and opened an additional casino (Route 59) on the parcel of land in Hate, Czech Republic, that was purchased in 1998, and sold our interest in the Spanish casino.

Our Czech Operations. On March 31, 1998, we consummated a Stock Purchase Agreement with 21st Century Resorts a.s. (“Resorts”), an owner-operator of two casinos, and the owner of property to build a third casino, in the Czech Republic, and Gameway Leasing Limited and Monarch Leasing Limited, two off-shore affiliates of Resorts which leased equipment to Resorts, and the stockholders of Resorts. We acquired 100% of the equity interests of Resorts, its two operating subsidiaries and all of the assets of Gameway Leasing Limited and Monarch Leasing Limited for the purchase price of $12.6 million, including the cost of initial improvements to the acquired assets. On March 31, 1998, the Company, with the assistance of Libra Investments, Inc., Los Angeles, California, acting as placement agent, borrowed $17.0 million from 14 sophisticated, “accredited” lenders (one of whom was Value Partners, our majority shareholder) in a private placement. The loan was represented by the senior secured promissory notes issued pursuant to the indentures by and among the Company, its operating subsidiaries and the indenture trustee. These notes required mandatory prepayments based upon excess cash flow generated by our subsidiary that indirectly owned the casinos and required interest payments at the rate of 12% per annum. The proceeds of the notes were used to pay the net acquisition costs of, and improvements to, Resorts.

The assets acquired with the purchase of Resorts consisted of the Ceska casino, which is located near the border with Germany, and is patronized by Germans, and the Rozvadov casino, which is located approximately four miles from the region’s main highway, not far from the German border and caters, as in Ceska, to a predominately German clientele. The third asset was a parcel of land near Hate (also known as Znojmo) upon which our third Czech Republic casino was constructed. The Route 59 casino in Hate opened in December 1999 with 11 gaming tables and 42 slot machines. It draws the bulk of its customers from the northern suburbs of Vienna, Austria, and the surrounding region.

On October 15, 1999, we borrowed an additional $3.0 million in a private placement with four sophisticated, “accredited” investors (one of whom was Value Partners). This loan was also represented by 12% Senior Secured Notes which were identical in terms to the notes issued in the March 1998 private placement. All of the notes were collateralized by all of Resort’s gaming equipment and a majority interest in the capital stock of all of our subsidiaries. In addition to the notes issued in the October 1999 private placement, each investor in the October

1999 private placement received a proportionate share of warrants to purchase 1,250,728 shares of our common stock at an exercise price of $0.01 per share. The proceeds of the notes issued in the October 1999 private placement were used to retire a $1.0 million short-term debt obligation related to the acquisition of our Spanish casino, to make an interest payment on the March 1998 debt, and to finance the equipping, working capital, and pre-opening costs associated with the opening of the Route 59 casino in Hate.

At December 31, 2002, we had a nominal working capital surplus and a stockholders’ deficit of $14.8 million. Further, in spite of the conversion of $4.8 million of certain long term notes to common stock, we remained highly leveraged and, from time to time, had been unable to pay our interest and accounts payable obligations when they became due. We were unable to meet our September 2000, March 2001, September 2001, March 2002, September 2002 and March 2003 interest payments on the notes in full, but had received waivers of default for the nonpayment of interest from Value Partners, the majority holder of the notes, though January 1, 2004. Other noteholders had not taken any action to date to enforce the indentures against us. In order to operate, we were relying upon the forbearance of our noteholders and waivers from Value Partners, which then held a controlling 57.5% of our issued and outstanding common stock and 66.6% of our long-term debt (or $13.3 million of the $20.0 million of the outstanding principal amount of the notes). Value Partners also owned, at that time, warrants having an exercise price of $1.00 per share to purchase 600,000 shares of our common stock which, in the aggregate, upon exercise, would result in Value Partners’ beneficial ownership of common stock equaling 59.6% of our issued and outstanding shares of common stock.

As a result of this financial situation, in May of 2003, we commenced an offer to the 12 sophisticated investors (including Value Partners) that then held our notes to exchange the notes for our common stock or replacement notes having different terms than those then outstanding. In exchange for the cancellation of that debt, we offered to issue to each tendering noteholder 22,650 shares of our common stock for each $1,000 principal amount of notes tendered, plus additional shares of our common stock on a pro-rata basis to the extent that if less than 100% of the principal amount of the outstanding notes tendered for common stock, all of the 452,796,015 shares offered would be issued in the note exchange offer. If the noteholders did not wish to tender for shares of our common stock, they were also offered to tender for replacement notes. Noteholders were required to choose to receive either common stock or the “replacement notes,” but were not permitted to choose to receive a combination thereof. Noteholders who agreed to tender and who had not received certain interest payments under the notes also would receive an “interest note” having a principal balance equal to such unpaid interest. All other unpaid interest would be deemed waived by the tendering noteholders. In addition, the Company’s repayment obligations under the terms of the notes to all noteholders who tendered their notes would terminate.

On June 26, 2003, we completed the exchange offer and, as a result, $18.45 million of note principal was exchanged for 452,796,015 shares of common stock and $1.55 million of note principal was exchanged for the seven-year, unsecured, variable rate replacement notes. In addition, approximately $2.5 million in pre-September 18, 2001 accrued and unpaid interest was converted into the three-year, unsecured, 8% interest notes and approximately $5.2 million of post-September 17, 2001 interest was waived and forgiven. The debt to equity conversion price of approximately $0.04 per share was a product of the negotiated terms of agreement between the Company and the noteholders, which was designed to provide the noteholders who tendered in the note exchange approximately 90% ownership of the Company’s issued and outstanding common stock. Under the terms of the exchange offer, the equity interests of TWC’s existing stockholders were diluted to 10% of the total shares outstanding. We received a “fairness opinion” from a recognized expert that such exchange offer was fair to our stockholders from a financial point of view. The transaction was accounted for as an even exchange of value, with no gain or loss recognized. The exchange offer, which had 100% participation and 92.25% in aggregate value of the notes exchanging for common stock, both conditions of the offer, effectively reduced our long-term liabilities (net of approximately $1.7 million of unamortized debt discount) from approximately $27.0 million at March 31, 2003 to approximately $5.4 million at June 30, 2003. Management believed that the enhanced consolidated balance sheet and improved results that were a product of the transaction put us in a better position to secure additional financing, the proceeds from which would be used to provide us with the supplementary working capital to preserve and enhance our existing assets and acquire new businesses.

On March 5, 2004, our board of directors approved a one (1)-for-one hundred (100) reverse stock split of our common stock, with all fractional shares being rounded up to the next whole share. The reverse stock split was effective on April 5, 2004. Stockholders’ equity was restated to give retroactive recognition to the stock split for all periods presented in our financial statements by reclassifying from common stock to additional paid-in capital for the par value of the diminished shares arising from the reverse split. In addition, all references herein and in the consolidated financial statements to the number of shares and per share amount reflect the reverse stock split.

Our Current Operations

We currently own and operate four casinos in the Czech Republic and manage one casino in Croatia through our operating subsidiaries. The following table depicts our corporate organization structure:

Trans World Corporation

Company Structure

As noted above, all of our casinos are operated through ACC. The following is a brief description of each casino:

•                  Ceska

The Ceska casino, which has a 1920’s Chicago theme, currently has 15 gaming tables, including eight card tables and seven roulette tables.  In 2006, Ceska added four new slot machines, followed by another eight in February 2007, bringing the total to the current 60. The casino also features a bar, lounge and restaurant.

•                  Rozvadov

The Rozvadov casino, which has a South Pacific theme, currently operates 10 gaming tables, including five card tables and five roulette tables and 30 slot machines.   It also offers a bar and a restaurant.

•                  Route 59

Route 59 currently operates 21 gaming tables:  12 card tables, eight roulette tables, and one Slingshot multi-win roulette table.  In January 2007, the unit added 32 new slot machines, bringing the total to the current 102.  In 2006, Route 59 underwent expansion and renovation projects, resulting in: (i) the refurbishment of the existing space, including reception reconfiguration; (ii) expansion of the building, including an extension of the gaming floor area; (iii) construction of a large, centrally located stage; (iv) introduction of a second bar; (v) introduction of New Orleans thematic elements throughout the casino; and (vi) expansion of the parking area to accommodate up to 220 cars.  Further, in the first nine months of 2007, the casino extended and completed renovations to certain areas not covered by the 2006 project, notably structural roof changes, replacement of carpeting and lighting for the main gaming floor, and enhancement to the exterior façade of the casino.

•                  Route 55

Route 55, ACC’s largest casino, features a Miami Beach “Streamline Moderne” style, reminiscent of Miami Beach in the early 1950’s.  The two-story casino offers 21 tables, including 10 card tables, 10 roulette tables and a Slingshot multi-win roulette table, as well as 114 slot machines.  On the mezzanine level, Route 55 offers a full-service Italian restaurant with seating for 70 guests, an open buffet area, a VIP lounge, and a VIP gaming room equipped with four gaming tables that are included in the table count above.

•                  Grand Casino Lav

The Grand Casino Lav currently has 15 gaming tables, including six roulette tables and nine card tables, 60 video slot machines, a panoramic mezzanine bar overlooking the gaming floor, and a full-service nightclub that can accommodate up to 250 guests.

Our Business Objectives

Our operations are all in the gaming industry.  However, our senior corporate management, including several members who have extensive experience in the hotel industry, is exploring ways to expand our Company through the acquisition and/or development of new non-gaming business units, while continuing to grow our existing operations.  We will also seek to manage business units that complement our existing operations, while acquisitions will be based on evaluations of the potential returns of projects that arise and, for certain projects, the availability of financing.

We plan to achieve these goals by:

•                                           Acquiring and applying for gaming licenses in new or existing market areas. From time to time, countries (or local jurisdictions in countries) approve casino gaming or increase the number of casino gaming licenses they will approve. Depending on our analysis of the situation, we may tender for a new, or apply for one of the increased, gaming licenses in such jurisdiction when they become available.

•                                           Expanding in our existing market through acquisition. We continually monitor the Czech market for special situations that would permit us to expand our in-country ACC franchise and allow us, among other things, to better allocate our advertising dollars over a larger number of casinos. The casinos that have come onto the market in the past have typically been ones that are owned by individuals who want to exit the business (such as the people who sold Resorts to us in 1998), small to medium-sized companies that may be having financial or regulatory issues, larger companies that want to dispose of a gaming unit for various reasons, all of which could present an acquisition opportunity for us.

•                                           Acquiring out of market casinos or hotels. We constantly analyze potential sale opportunities out of our market to determine the viability of such a purchase. We get leads from brokers, banks, word-of-mouth, and other professionals in the industry as well as from sellers themselves via the media or in-person contacts. Our ability to purchase is constrained by our current capital position. However, we have received indications from lenders of their willingness to lend on real estate that would collateralize a large portion of the purchase money debt. Notwithstanding the above, we will not pay what we consider to be a substantial premium over market value for any such property. In fact, we look for situations where the property is selling for a discount from present fair market value. There can be no assurance, however, that any property we buy will be at or below its then fair market value, or that we will make an offer on, or consummate a purchase contract for, any such property.

•                                           Engaging in management contracts. In a situation where we cannot or do not wish to, for various reasons, own or lease the property, we have and intend in the future to continue to, bid on a management contract to operate the casino or hotel for the property owner in exchange for a management fee, which is typically a percentage of gross casino or hotel revenue, plus a percentage of its earnings before interest, taxes, amortization and depreciation.

•                                           Promoting dynamic growth of our existing casinos. Our existing operations in the Czech Republic can be upgraded and expanded when the local markets are capable of accommodating such growth. In 2006, we upgraded much of our mechanized gaming equipment and renovated and expanded our Route 59 casino.

Management is now focused on securing additional financing to acquire and develop new business units. Additionally, the Company is involved in several development projects, including the current construction of a 75-room, four-star hotel, near its Route 59 casino, and the potential acquisition of existing hotels in Europe. There can be no assurances that management’s plans will be realized.

Marketing

We market our casinos under the ACC brand and not under the Trans World Corporation name. Our marketing occurs on the local level, although some of our marketing relates to all ACC business units. We focus our marketing efforts primarily on our potential and existing clientele who reside in Germany and Austria, and with the

Grand Casino Lav, hotel guests, local residents, and residents of and travelers to Croatia and its neighboring countries. Outside the casinos, we utilize print, billboard, bus, radio and video-wall advertising in those countries.  In Croatia, we receive, in addition to our own marketing programs, the unique partial benefit of a larger marketing presence via the Le Meridien international brand recognition and their marketing activities.

In the year ended December 31, 2006, we boosted our marketing and promotional programs in an ongoing effort to secure and enhance our competitive position in the markets that we serve.  The casino event calendars were broadened to attract new players, while focusing on higher player-incentive games to retain existing players.  In addition, we continued sponsorships of several amateur athletic teams and were a benefactor in several community and social projects during the year, as a way to further promote our image and positive contribution to the communities in which we operate.  We also continued our popular, ethnic-themed and holiday-related parties, which feature live entertainment, raffles and complimentary grand buffets.  Further, we aggressively targeted key cities in our media campaigns, most notably Vienna and Linz in Austria, and Regensburg, Germany, as well as the areas surrounding these cities.

Regulation and Licensing

The ownership and operation of casino gaming facilities are subject to extensive governmental regulations. We are required to obtain and maintain gaming licenses from the Ministry of Finance of the Czech Republic. In Croatia, we operate under the gaming license of the owner of Grand Casino Lav. The limitation, conditioning, suspension, revocation or non-renewal of gaming licenses, or the failure to reauthorize gaming would materially adversely affect our gaming operations. In addition, changes in the law that restrict or prohibit gaming operations could have a material adverse effect on our financial position, results of operations and cash flows.

Statutes and regulations can require us to meet various standards relating to, among other matters, business licenses, registration of employees, floor plans, security, background investigations of licensees and employees, historic preservation, building, fire and accessibility requirements, payment of gaming taxes, and regulations concerning equipment, machines, tokens, gaming participants, and ownership interests. Civil and criminal penalties can be assessed against us and/or our officers or directors to the extent of their individual participation in, or association with, a violation of any of the Czech gaming statutes or regulations. Management believes that we are in material compliance with applicable gaming regulations in the Czech Republic and Croatia.

We are also subject to EU national and regional safety and health, employment and environmental laws and regulations that apply to our casinos in the Czech Republic. We believe that we are in material compliance with such laws and regulations.

In 1998, the Czech Republic House of Deputies passed an amendment to the gaming law, which restricted foreign ownership of casino licenses. In response, the Company restructured its subsidiaries and Czech legal entities to comply with the amendment and was subsequently granted a 10-year gaming license that expires in 2009, which management believes can be renewed without difficulty. In the event that the gaming laws are amended in the future, there may be a material adverse effect on our future profitability and operations. Further, there has been increased competition in the areas where we operate because local municipalities no longer have control over the issuance of casino licenses, thereby effectively eliminating the exclusivity we had when we acquired the casinos.

In the future, we may seek the necessary licenses, approvals and findings of suitability in other jurisdictions where the Company plans to conduct business. However, there can be no assurance that such licenses, approvals or findings of suitability will be obtained or will not be revoked, suspended or conditioned or that the Company will be able to obtain the necessary approvals for its future activities.

Gaming Taxes

In conformity with the EU taxation legislation, when the Czech Republic joined the EU in 2004, its VAT) increased from 5% to 19%, effective January 2004, for all intra-EU generated purchases. All non-EU generated purchases were impacted by identical VAT increases, beginning in May 2004.  Unlike in other industries, VATs are not recoverable for gaming operations.

For the year ended December 31, 2006, our gaming taxes averaged approximately 16.0% of gross gaming revenues, which was comprised of live (table) games and slot games revenues.  For live games revenue, the applicable taxes are: (i) a 1% state supervision tax; (ii) a 10% administration tax; and (iii) a charity contribution (tax) according to the formula below, net of the aforementioned taxes totaling 11%.  For slot games revenue, the applicable tax is the charity tax, net of local administration and licensing fees.

Charity tax rates apply according to the following table:

	Net of applicable gaming taxes and fees, in Czech Koruna (CZK)
	Up to 50 million	Up to 100 million	Above 100 million

Charity tax rates (1)	6%	8%	10%

(1)  The applicable charity tax rate is determined separately on annual live game and slot game revenues, net of applicable gaming taxes and fees as generated and reported by each Czech legal entity.  For the year ended December 31, 2006, one of the Company’s slot subsidiaries, LMJ Slots s.r.o.’s slot revenue exceeded 100 million CZK (approximately $4 million) for the first time and was subject to the 10% charity tax.

There can be no assurances that tax rates, fees, or other payments applicable to our gaming operations will not be increased in the future.

Market Overview and Competition

Casinos in Germany and Austria have formal atmospheres and an air of exclusivity, while ACC’s casinos offer relaxed but exciting and informal atmospheres, which have become a desirable alternative.  Further, ACC has established itself as a reputable casino company in the Czech Republic through its high customer service standards, professionalism, and strict adherence to all local gaming regulations.

We acquired two of our casinos, at Rozvadov and Ceska Kubice, in the Czech Republic in March 1998.  At the time, they were the only casinos in the local market areas.  Prior to December 1998, local municipalities were empowered to grant casino licenses in their regions. However, after 1998, amendments to the Czech gaming legislation removed the licensing right from the local governments, which effectively eliminated exclusivity. Since this change, four casinos have opened in Folmava, Czech Republic, which operate in direct competition with our Ceska casino.  In early 2000, in response to increased competition from casinos located in the Czech Republic, the German government issued 12 new gaming licenses in the Bavarian region of Germany.  Two of the Bavarian casinos that went into operation in spring of 2000 as a result of the additional licenses have operated in direct competition with TWC’s casinos in Ceska Kubice and Rozvadov.  Further, in June 2003, a new competitor casino opened across the street from the Rozvadov casino.  Route 59 currently has two competitors: one remaining from four that were in existence two years ago and a new competitor, which is similarly located in the former duty free zone between the Czech and Austrian border posts.  Our newest casino, Route 55, which opened in December 2004, has two competitors.

The Grand Casino Lav, which had its soft opening on December 22, 2006 and held its gala grand opening on January 13, 2007, targets the immediate region surrounding Split, a resort destination and a United Nations Educational, Scientific and Cultural Organization (“UNESCO”)-recognized city.  The casino conducts its gaming activities in the EUR currency, and its food and beverage operations in HRK, the local Croatian currency.  The Grand Casino Lav has two competitors.

Seasonality

Our casinos are open year round. Customer traffic is heavier on long German, Austrian and/or Croatian weekends and on holidays. Extreme winter weather in the Czech Republic negatively impacted guest attendance for short periods of time in early 2006 and 2005.

Employees

As of December 31, 2007, we had a total of 688 employees, including 135 in our casino in Ceska, 80 in our casino in Rozvadov, 200 in Route 59, 167 in Route 55, 17 in our shared services office in the Czech Republic, and five in our headquarters in New York.  We manage 84 employees at the Grand Casino Lav.  We believe that our employee relations are excellent.

Locations

Corporate Offices. Our corporate offices are located at 545 Fifth Avenue, Suite 940, New York, New York, pursuant to the renewal of the five-year lease at the base rental rate of $5,014 per month, escalating to $5,420 per month effective April 2008.  The lease expires in March 2010.

Czech Republic. We lease the casino facility in Ceska Kubice.  The renewable building lease expires in 2010. We also own a parcel of land in Folmava, Czech Republic, in the same region as our Ceska casino.

We lease accommodations for our staff in each of Ceska Kubice, Hate (Route 59) and Dolni Dvoriste (Route 55).

In Rozvadov, we own the casino building and the adjacent facility for staff accommodations  The casino is located on the first floor of a two-story building, with the second floor providing administrative offices.

In Hate, we own the casino building and the surrounding land.

In April 2002, we acquired a parcel of land in Dolni Dvoriste, Czech Republic. On this parcel, we constructed our fourth and largest casino, the 199,154 square foot Route 55, which was completed in December 2005. The casino’s construction was financed, in part, through a 60 million CZK (or approximately $2.4 million using 2005 year-end exchange rates), 5.95% interest per annum, 58-month term loan from GE Capital Bank a.s. The loan was paid in full as of since September 30, 2007 with the proceeds from a credit facility obtained from Commerzbank Aktiengesellschaft, pobocka Praha, on July 23, 2007.

Croatia. We operate the Grand Casino Lav under a 10-year management contract, with optional renewal periods for TWC of five (5) years each, subject to certain performance conditions.  The casino and nightclub are located in the Le Meridien Lav resort hotel in Podstrana, near Split, Croatia.

Intellectual Property Rights

We rely primarily on confidentiality agreements and trade secrets laws to protect our intellectual property. Our Code of Ethics for our executive officers requires that they affirmatively agree to take all reasonable measures to protect the confidentiality of our non-public information and that of our customers. We have registered our trademark on our ACC brand in the Czech Republic and Croatia and in several other European countries in which we may operate in the future. We have also registered the following Internet domain names: transwc.com, american-chance-casinos.com and acc.cz.

Legal Proceedings

We are often subject to various contingencies, the resolutions of which, we believe will not have a material adverse effect on our consolidated financial position or results of operations. We are not involved in any other material pending litigation as of the date of this prospectus.

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides information with respect to each of our directors and each executive officer:

Name	Age	Position in the Company	Director or Executive Since
Rami S. Ramadan	58	Chief Executive Officer, Chief Financial Officer, President and Director	1999
Julio E. Heurtematte, Jr.(1)	72	Director	1998
Malcolm M.B. Sterrett(1)	65	Director	1998
Geoffrey B. Baker(1),(2)	58	Director	1999
Timothy G. Ewing(1)	47	Director	2004

(1)	Member of each of the Audit, Nominating and Compensation Committees of the board of directors.
(2)	Mr. Baker, who was appointed to a fill a vacancy on the board of directors on December 22, 1998, resigned from his position on May 13, 1999 and rejoined the board on August 4, 1999.

The following provides information regarding each of our director’s principal occupation for at least the past five years.

Rami S. Ramadan. Mr. Ramadan has served as CEO/CFO since July 12, 1999 and as President since August 2000. His most recent prior position had been Executive Vice President of Finance for Ian Schrager Hotels from November 1997 to July 1999. Prior to that, Mr. Ramadan held senior financial positions with Hyatt Hotels from January 1994 to November 1997, Euro Disney from October 1990 to December 1993 and Meridien Hotels from September 1975 to September 1990.

Julio E. Heurtematte, Jr. Mr. Heurtematte is a private investor. Since 1989 he has also been a consultant, specializing in international projects, trade and investments. From 1963 to 1989 Mr. Heurtematte served with the Inter-American Development Bank in several capacities, the last as Deputy Manager for Project Analysis.

Malcolm M. B. Sterrett. Mr. Sterrett is a private investor. From 1989 to 1993, he was a partner at the law firm of Pepper Hamilton & Scheetz, in Washington, D.C. From 1988 to 1989, he served as General Counsel to the U.S. Department of Health and Human Services and from 1982 to 1988 he was a Commissioner on the U.S. Interstate Commerce Commission. Before that, he was Vice President and General Counsel to the United States Railway Association and served as Staff Director and Counsel to the U.S. Senate Committee on Commerce, Science and Transportation.  Until August 2006, Mr. Sterrett had served as a member of the board of directors as well as on certain board committees of Telos Corporation (OTC: TLSKP.PK) in Ashburn, Virginia.

Geoffrey B. Baker. Mr. Baker is a private investor.  Since 1983 has been a partner in a private investment firm and a member of various corporate and civic boards. A graduate of Stanford University and Georgetown University Law Center, Mr. Baker previously served as Legislative Director to U.S. Senator Lowell P. Weicker, Jr., and as Professional Staff Member on the U.S. Senate Committee on Commerce, Science and Transportation.

Timothy G. Ewing. Mr. Ewing has been a director since June 2004. Mr. Ewing, a Chartered Financial Analyst, is the managing partner of Ewing & Partners and the manager of Value Partners, Ltd., a private investment partnership formed in 1989, and of the Endurance Partnerships, formed in 2001. Mr. Ewing sits on the board of directors of Cherokee, Inc. (NASDAQ: CHKE) in Van Nuys, California since 1997. He is the chairman of the board of Harbourton Capital Group (OTC: HBTC) in McLean, Virginia and has served on its board of directors since 2000. In addition, he is immediate past chairman and an executive board member of the Dallas Museum of Nature and Science, serves on the board of directors of The Dallas Opera, the board of trustees of the Baylor Healthcare System Foundation, and the advisory board of the University of Texas at Dallas’ Holocaust Studies Program.

Information about the Board and its Committees:

Our Board of Directors, which is chaired by Mr. Sterrett in a non-executive role, manages the business and affairs of the Company.  The Board holds biweekly conference calls and meets on an as-needed basis.  The Board has established several committees, described below, which also meet on an as-required basis during the year.  The Board held 21 conference calls, met three times in person and conducted business by written consent twice during the Company’s fiscal year ended December 31, 2006.  Each director of the Company attended at least 80% of the total number of meetings of the Board or meetings of committees of the Board during the year ended December 31, 2006.  All directors were present at the 2006 Annual Meeting of Stockholders.

The board of directors has established the following committees:

•                                          Audit Committee – The Audit Committee reviews and approves internal accounting controls, internal audit operations and activities, the Company’s annual report and audited financial statements, the selection of our independent auditors, the activities and recommendations of our independent auditors, material changes in our accounting procedures, our policies regarding conflicts of interest and such other matters as may be delegated by the Board. The Audit Committee, composed of Mr. Baker, the Committee’s Chairman, Messrs. Heurtematte, Sterrett and Ewing, all non-employee, “independent” directors, met once and conduced business by written consent once in 2006.  Additionally, the Committee’s Chairman conferred four times via telephone with the committee members regarding audit matters throughout 2006.

•                                          Compensation Committee – The Compensation Committee sets the compensation for our executive officers and sets the terms of grants of awards under the 2004 Equity Plan and any other equity-based compensation plans adopted by the Company. The Compensation Committee, composed of Mr. Heurtematte, the Committee’s Chairman, Messrs. Baker, Sterrett and Ewing, met once in 2006 and conducted business by written consent three times in 2006.

•                                          Nominating Committee – The Nominating Committee has the responsibilities set forth in its Charter, including recommending Board nominees, determining the qualifications for such nominees and assisting the Board of Directors in interpreting and applying the Company’s Corporate Governance Guidelines.  The Nominating Committee is composed of Mr. Ewing, its Chairman, Messrs. Baker, Heurtematte and Sterrett, and met once during 2006.

Compensation Discussion and Analysis

Overview of Compensation Philosophy and Program.  Our compensation philosophy is to provide compensation to our executive officers that is competitive in the marketplace in order to attract and retain qualified and experienced officers.  The compensation of the Company’s principal executive officer, including the various components of such compensation, is determined by the Compensation Committee.  The Committee consists solely of non-employee directors who meet all applicable requirements to be independent of management.  In addition, the Committee uses, from time to time, an independent outside consulting firm that provides information regarding the compensation paid by the Company’s peer group, as described below.

When setting the compensation of the Company’s principal executive officer, the Committee generally targets compensation which is comparable with our Company’s peer group with respect to each of our Company’s components of compensation.  The compensation our Company provides to our principal executive officer primarily consists of the following:

•                                          annual base salary,

•                                          annual cash bonus,

•                                          stock options,

•                                          to a lesser extent, restricted stock awards, and

•                                          other forms of compensation as approved by the Committee.

Since 1999, we have implemented various stock option and restricted stock plans in order to more closely align the interests of our directors and our principal executive officer with our stockholders.  Each of these plans was approved by our stockholders.  Grants of stock options are made to our principal executive officer on an exceptional basis and, to a lesser extent, grants of restricted stock were made in 2004 to our principal executive officer both as a reward for past service as well as to provide an incentive for future performance. In addition, equity compensation has become a more significant part of our executive compensation structure due to our goal of linking the executive compensation to the achievement of our Company’s business strategy and goals.

We also provide to certain of our key management employees, including our principal executive officer, a 401(k) retirement plan, with a voluntary employer-matching contribution of 60 cents for each employee dollar contributed.

We also offer various fringe benefits to certain of our key employees, including our principal executive officer, including group policies for medical, dental, life, disability and accidental death insurance.  The principal executive officer receives the use of a Company-leased automobile.  The Committee believes such benefits are appropriate and assist such officers in fulfilling their employment obligations.

Independent Compensation Committee.  The Committee, composed entirely of independent directors, administers the Company’s executive compensation program.  The members of the Committee, Messrs. Geoffrey B. Baker, Timothy G. Ewing, Julio E. Heurtematte, Jr., Malcolm M.B. Sterrett, meet all of the independence requirements under applicable laws and regulations, including the listing requirements of the National Association of Securities Dealers Automated Quotations (“Nasdaq”) stock market. None of the members is a current or former officer or employee of our Company or any of its subsidiaries or has any separate business relationship (other than share ownership) with our Company. The role of the Committee is to: (i) oversee our Company’s compensation and benefit plans and policies; (ii) administer its stock benefit plans (including reviewing and approving equity grants to executive officers); and (iii) review and approve annually all compensation decisions relating to the principal executive officer, Mr. Rami S. Ramadan, who serves as President, Chief Executive Officer and Chief Financial Officer of our Company, as set forth in the Summary Compensation Table (the “named executive officer”).

The Committee is committed to high standards of corporate governance, as embraced most notably in the Sarbanes-Oxley Act of 2002 and the various regulations implementing the letter and spirit of that statute. The Committee’s Charter reflects the foregoing responsibilities and commitment, and the Committee and the Board periodically review and revise the Charter as appropriate. The full text of the Compensation Committee Charter is available upon written request to our Company’s Secretary. The Committee’s membership is determined by the Board. The Committee held one meeting in 2006 and conducted business by written consent three times in 2006.

Even prior to the recent intensified interest in corporate governance, the Committee adhered to sound governance principles and practices. The Committee has typically exercised exclusive authority over the compensation paid to the principal executive officer, while deferring, with respect to the other key management employees, to the discretion of the executive officer, including not only the amount and type of awards granted to executives under our Company’s stock option and restricted stock plans, but also on the issues of executive salaries, bonuses, retirement and severance arrangements, and other benefits.  As a matter of philosophy, our Company and the Committee have been committed to creating a compensatory structure for executives that is simple and readily comprehensible to investors. The types of compensation we offer our executives remain within the traditional categories: salary, short and long-term incentive compensation (cash bonus and stock-based awards), standard executive benefits, and retirement and severance benefits. We do not provide executives with excessive or exotic perquisites. We also do not make loans to executives or their families or families’ businesses.  We do not permit our executives to receive any income or gain from affiliated transactions or arrangements with our Company, a major concern addressed by the new corporate governance laws and regulations.

The Committee recognizes the importance of maintaining sound principles for the development and administration of compensation and benefit programs, and has taken steps to significantly enhance the Committee’s ability to effectively carry out its responsibilities as well as enhance the link between executive pay and performance. Examples of actions that the Committee has taken include (i) holding executive sessions of the Committee without Company management present, (ii) aligning compensation structures based on targeting average competitive pay of peer groups, as advised by its outside consultants, and (iii) aligning the relative mix of stock options and restricted stock awards to increase the importance of long-term incentives.

General Compensation Philosophy.  The Committee believes that compensation paid to executive officers should be closely aligned with the performance of our Company on both a short-term and long-term basis, and that such compensation should assist us in attracting and retaining key executives critical to its long-term success. The compensation of executive officers is structured to ensure that a significant portion of an executive’s compensation will be directly related to our Company’s corporate performance and other factors that directly and indirectly influence shareholder value.  To that end, it is the view of the Board that the total compensation program for executive officers should consist of the following:

•                                      Salaries;

•                                      Annual cash bonus awards;

•                                      Long-term incentive compensation consisting of a mixture of stock options and restricted stock awards; and

•                                      Certain other benefits.

The overriding philosophy in setting corporate goals is to ensure that the interests of senior management are aligned with the interests of stockholders. The Committee believes that, over time, the financial performance of the Company is reflected in the value of its stock and that internal results, such as financial performance, and external results, such as stock price, ultimately move in a complementary fashion.  In particular, the Committee believes that the most critical performance measures which provide an accurate gauge of management’s success in implementing the Company’s strategy are return on average equity and diluted earnings per share.  The principal executive officer’s annual discretionary bonus is tied to financial performance (internal results), while other elements, specifically stock options and the ultimate value of restricted stock awards, are tied to stock performance (external results). Under both considerations, financial performance and stock performance, the emphasis is on steady but consistent progress over time, achieved through careful execution of a well-designed business strategy. The Committee believes this formula has worked well for the Company.

Our financial performance on a period-to-period basis is principally reflected in salary adjustments and cash bonuses. The Committee uses these elements of compensation to provide incentives to executives to achieve continuous, near-term results. Executives’ stock-based compensation, on the other hand, is focused on achievement of long-term success. As is true of most publicly traded entities, our stock performance fluctuates over time, typically more so than does our financial performance.  However, over time, the Committee believes that the return to stockholders investing in our stock, including any dividend payout, is a good indicator of corporate performance. Stock-based awards are thus a way to link executive compensation to long-term performance.

In 2005, we granted stock options, with a 4-year vesting period, to Mr. Ramadan and, in 2006, we granted stock options with a 3-year vesting period from the date of grant were granted to certain other key employees. This structure reinforces the executive and key employees’ incentive to seek long-term growth in stock value through strong corporate performance. In addition, we have never re-priced stock options downward or exchanged new lower priced options for outstanding higher priced options.

In determining the overall amounts and types of executive compensation, the Committee weighs not only corporate performance measures but personal factors as well, including commitment, leadership and teamwork.  The Committee also considers executive compensation practices of our competitors and peers, when appropriate.  It is the general intent of the Committee that executive salaries be competitive with their competitors and peers set.

Role of the Chief Executive Officer and Management.  The chief executive officer provides recommendations to the Committee on matters of compensation philosophy, plan design and the general guidelines for the compensation of our other executive officers.  These recommendations are then considered by the Committee. The chief executive officer generally attends Committee meetings but is not present for executive sessions or for any discussion of his own compensation.

Tax Deductibility of Pay.  Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), places a limit of $1.0 million on the amount of compensation that we may deduct in any one year with respect to each of our five most highly paid executive officers. There is an exception to the $1.0 million limitation for performance-based compensation meeting certain requirements. Compensation attributable to stock options can be performance-based compensation if certain requirements are met and, as such, may be fully deductible under Section 162(m) of the Code. Service-based only restricted stock awards are not considered performance-based compensation under Section 162(m) of the Code.

To date, Section 162(m) has not affected our ability to deduct the expense of the executive compensation paid to our executives. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy requiring all compensation to be deductible.

Salaries.  With the exception of the chief executive officer, the salaries of the key management employees are reviewed on an annual basis, as well as at the time of a promotion or other change in responsibilities.  Increases in salary are based on an evaluation of the individual’s performance and level of pay.  Merit increases normally take effect in January of each year.

For 2006, pursuant to the chief exective officer’s 2.5-year employment agreement effective July 1, 2005, the base annual salary for the named executive officer was $400,000.  Base salary is considered in conjunction with the short-term annual bonus component of the Company’s executive compensation program.

Bonuses.  In addition to the 2006 Profit Sharing Plan (see below), a discretionary cash bonus for the named executive officer is determined by the Compensation Committee, on an annual basis, where applicable.  The amount of the bonus is based on the Company’s overall performance as well as an evaluation of the individual’s performance.  In 2006, the Committee did not announce a bonus for the named executive officer.  In January 2007, in consideration of his service to the Company in fiscal 2006, the Committee granted the named executive officer a merit-based award of $100,000.

Long-Term Compensation.  The Committee believes that, from a motivational standpoint, the use of stock-based compensation has contributed to our financial performance, eliciting maximum effort and dedication from our executive officers. The long-term incentive compensation portion of our compensation program primarily consists of grants of stock options and, to a lesser extent, restricted stock awards under our stock incentive and option plans. These grants and awards are designed to provide incentives for long-term positive performance by the executive and other key management employees and to align their financial interests with those of our stockholders by providing the opportunity to participate in any appreciation in the stock price of our common stock which may occur after the date of grant of stock options or restricted stock awards.

Under the stock incentive plans, the Committee has discretion in determining grants of stock options and restricted stock awards to executive officers, including the timing, amounts and types of awards. In the case of individual executives, the Committee’s award decisions are based in part on corporate performance.

The exercisability of options and the vesting of restricted stock awards depend upon the executive officer continuing to render services to the Company.  In addition, our 2004 Equity Plan (“Equity Plan”) provides that awards may be made based upon specified performance goals. All options granted under our stock option plans must have an exercise price at least equal to the fair market value of the common stock on the date of grant. Options may be exercised only within a (1) one-year period after the optionee’s departure from our Company if the optionee terminates employment for any reason other than death, disability or retirement. Restricted shares awarded carry dividend rights, if paid, and may provide voting rights from the date of grant. If any restricted stock awards were to be granted subject to the achievement of performance criteria, then voting rights would not exist with respect to shares subject to the award until the performance criteria is satisfied and the shares vest.

In the past, our long-term incentive compensation has primarily consisted of stock options, with restricted stock awards being granted at a significantly lesser rate.  TWC emphasized stock options primarily for two reasons.  First, prior to the adoption of Financial Accounting Standards (“FAS”) No. 123(R), the granting and vesting of stock options did not result in any financial statement expenses, whereas restricted stock awards had to be expensed over the vesting period.  Second, because the exercise price of all of our stock options equaled the fair market value of our common stock on the date of grant, the executives only benefit from stock options if the market value of our common stock increases after the date of grant.  By comparison, restricted stock awards have some value to the recipients of the awards even if the market value of the stock declines after the date of grant.

With the adoption of FAS No. 123(R), all stock options are now required to be expensed over the applicable vesting period.  In addition, an increasing number of companies are using restricted stock awards, or a combination of restricted stock awards and stock options.  The Committee may consider granting restricted stock awards to a greater extent in the future.

Stock Options

In determining the size of stock option grants to executive officers, the Committee considers our financial performance against the strategic plan as attributed to executive officers.  In this regard, the Committee granted stock options to Mr. Ramadan, the chief executive officer, in July 2005, as part of his employment contract renewal.  Mr. Ramadan was granted seven-year options which vest ratably over five years to purchase an aggregate total of 175,000 shares, of which 70,000 remain unvested as of September 30, 2007, of our common stock at the following exercise prices:

Exercise price change date	Exercise price per option
July 1, 2005	$2.80
January 1, 2006	$2.88
July 1, 2006	$2.97
January 1, 2007	$3.06
July 1, 2007	$3.15
January 1, 2008	$3.25
July 1, 2008	$3.34
January 1, 2009	$3.44
July 1, 2009	$3.55
January 1, 2010	$3.65
July 1, 2010	$3.76
January 1, 2011	$3.88
July 1, 2011	$3.99
January 1, 2012	$4.11

These options will vest cumulatively as follows, if Mr. Ramadan is employed by TWC at the time of vesting:

At	Number Vested	Cumulative Number Vested

July 1, 2005	35,000	35,000

July 1, 2006	35,000	70,000

July 1, 2007	35,000	105,000

July 1, 2008	35,000	140,000

July 1, 2009	35,000	175,000

On February 4, 2007 and October 23, 2007, the Compensation Committee of the Board awarded Mr. Ramadan seven year stock options to purchase 50,000 and 125,000 shares of common stock, respectively.  Of the 50,000 options grant, 12,500 shares were vested immediately and options to purchase 12,500 will vest each subsequent year on the anniversary of the date of the grant. The exercise price of these 50,000 options was set at the fair market value of $3.75 per share.  Of the 125,000 option grant, 25,000 shares vested immediately, and options to purchase 25,000 shares, will be vested each subsequent year on the anniversary of the date of grant.  The exercise price of these 125,000 options was set at $4.85 per share, the fair market value, and will escalate at a pre-determined rate per annum.

Restricted Stock Awards

Under our 2004 Equity Plan, the Committee is authorized to grant share awards, which are a right to receive a distribution of shares of common stock. Shares of common stock granted pursuant to a share award are in the form of restricted stock which vests upon such terms and conditions as established by the Committee.  The Committee determines which officers and key employees will be granted share awards, the number of shares subject to each share award, whether the share award is contingent upon achievement of certain performance goals and the performance goals, if any, required to be met in connection with a share award.  Non-employee directors are not eligible to receive share awards.  Under the amended 2004 Equity Plan, the Committee has the discretion to grant to any participant annually up to 250,000 shares of common stock and to determine whether to include a one-year vesting requirement for any future grants awarded under the 2004 Equity Plan to any of our employees.

Pursuant to his renewed employment agreement and the 2004 Equity Plan, Mr. Ramadan was granted 75,000 shares of restricted common stock that vest cumulatively, beginning with the quarter ended September 30, 2005, as follows:

	Cumulative Number
Number	Vested	When Vested

25,000	25,000	When the trailing twelve months (“TTM”) earnings per share from TWC’s continuing operations for any two (2) consecutive fiscal quarters (“TTMEPS”) is equal to or exceeds $0.45 for the first time.

25,000	50,000	When TTMEPS is equal to or exceeds $0.60 for any two (2) consecutive fiscal quarters ended for the first time.

25,000	75,000	When TTMEPS is equal to or exceeds $0.75 for any two (2) consecutive fiscal quarters ended for the first time.

All unvested options and unvested restricted stock granted hereunder shall, automatically and without any further action on the part of Mr. Ramadan or any members of the Compensation Committee, terminate upon the effective date of the termination or expiration of his employment agreement, except that all unvested options and unvested restricted stock granted hereunder shall, automatically and without any further action on the part of any person, vest to Mr. Ramadan upon the closing date of a change of control of the Company. All such vested options and restricted stock must be surrendered or otherwise converted into cash or securities of the acquiror or exercised as required or permitted by the terms and conditions of the change of control documents.  Any extension of the terms of his employment agreement beyond December 31, 2007 shall not result in the extension of any option or stock grant vesting or exercise periods set forth above.  As of September 30, 2007, there were no shares of restricted stock vested.

Stock Ownership Guidelines.  The Company has not established any formal policies or guidelines addressing expected levels of stock ownership by the named executive officer or for other executive officers.  However, this matter remains under consideration.

Additional Components of Executive Compensation.  As part of the renewal of the named executive officer’s employment agreement, the named executive officer and the Company amended the change in control provisions therein.  The purpose of these provisions is to retain, for the benefit of the Company, the talents of this highly skilled officer whose services are integral to the development and implementation of our business.  This agreement, as discussed below, provides for severance benefits in the event of the termination of the executive’s employment under certain circumstances, or in the event of the occurrence of certain events.  The included severance payments are intended to align the named executive officer’s and the stockholders’ interests by enabling the named executive officer to consider corporate transactions that are in the best interests of the stockholders and other constituents of the Company without undue concern over whether the transactions may jeopardize the named executive officer’s own employment or impose a financial hardship on him. The grounds under which severance payments are triggered in the employment and change in control provisions of Mr. Ramadan’s employment agreement are similar to, or the same as, those included in many employment agreements for senior executive officers of comparable gaming companies.

Deferred Compensation Plan

On May 17, 2006, the Compensation Committee of the Board unanimously approved and adopted TWC’s Deferred Compensation Plan (the “Deferred Plan”), which provides certain key employees and non-employee directors the opportunity to elect to defer receipt of specified portions of their compensation and to have such deferred amounts treated as if invested in the common stock of the Company.

The Company adopted the Deferred Plan with the intention that it shall at all times be characterized as a “top hat” plan of deferred compensation maintained for a select group of management, as described under ERISA Sections 201(2), 301(a)(3) and 401(a)(1) and the Deferred Plan shall at all times satisfy Section 409A of the Code. The unfunded Deferred Plan obligations are payable only in the form of common stock upon the earlier of:  (i) a designated, in-service distribution date which must be a minimum of three (3) years from the year of the first deferral; (ii) separation of employment; (iii) disability; (iv) change in control; or (v) death. A participant’s election form must specify whether the payments will be made by lump sum or by installments, and the number of annual installments (with a minimum of two (2) and a maximum of five (5) installments) as may be directed by the participant in his or her election form.

2006 Profit Sharing Plan

The 2006 Profit Sharing Plan was approved by the Compensation Committee of the Board on August 2, 2006 and is subject to conditions outlined in the Deferred Plan.

The 2006 Profit Sharing Plan permits designated key management employees (“KME”) to share in the profits of the Company. The profit sharing pool will be calculated based on a graduated scale of the attainment of consolidated year-end net income before taxes versus the annual budget and the maximum sum to be distributed from that pool is set at 30% of the aggregate of the annual salaries of the KMEs. Each KME is required, pursuant to the provisions of the 2006 Profit Sharing Plan, to defer 20% of his or her annual profit sharing award, if attained, in accordance with the Deferred Plan described above.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has served as an officer or employee of the Company at any time. None of our executive officers serve as a member of the compensation committee of any other for-profit company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serve as a member of the Board of Directors of any other company that has an executive officer serving as a member our Compensation Committee.

Directors’ Compensation

Effective beginning the quarter ended September 30, 2003, non-employee directors’ compensation includes a cash retainer fee of $6,250 per quarter, per member. In addition, the non-executive chairman of the Board receives an additional $1,250 per quarter, while each chairman of the three board Committees receives $625 per quarter. To recognize the burden and importance of the Audit Committee, effective June 30, 2006, each member of this Committee is compensated an additional $1,250 per quarter. In connection with this change, the automatic grant of a non-qualified option to purchase 25 shares of Common Stock on the date following each fiscal quarter in which the director serves was eliminated. All members of the Board are reimbursed for out-of-pocket expenses in connection with attending Board meetings. Full-time employee directors of the Company do not receive any fees for board or committee meetings.

The following table sets forth information concerning compensation paid or accrued by the Company to each member of the Board of Directors during the year ended December 31, 2006. Mr. Ramadan has been omitted from the table as his compensation is fully reported in the Summary Compensation Table below, and he, as an employee-director, receives no separate compensation for his board duties.

(Dollars in thousands)

Name	Fees Earned or Paid in Cash(1)	Stock Awards	Option Awards(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total

Geoffrey B. Baker	$31.25	$—	$—	$—	$—	$—	$31.25

Timothy G. Ewing	$31.25	$—	$—	$—	$—	$—	$31.25

Julio E. Heurtematte, Jr.	$31.25	$—	$—	$—	$—	$—	$31.25

Malcolm M.B. Sterrett	$33.75	$—	$—	$—	$—	$—	$33.75

(1)          Includes payment of directors’ fees for service on the board of the Company. Also includes the payment of fees for attendance at meetings of board committees on which the director serves as well as fees for service as chairman of a board committee. Pursuant to our Company’s adoption of the Deferred Compensation Plan in June 2006, each director elected to defer a portion of his quarterly retainer, which, for the year ended December 31, 2006, was $1,250 each for Mr. Baker, Mr. Heurtematte and Mr. Sterrett, respectively. Mr. Ewing deferred his entire quarterly retainer fees, which totaled $16,250 for the same period.

(2)          Reflects the amount expensed in accordance with Statement of FAS No. 123(R) during fiscal 2006 with respect to the grants of stock options. Until its termination in June 30, 2006, each non-employee director was granted, on a quarterly basis, non-qualified options to purchase 25 shares of Common Stock, which were fully vested on the dates of grant, and at the closing market price on the date of grant. For a discussion of the assumptions used to establish the valuation of the stock options, reference is made to Note 10 of the Notes to the Consolidated Financial Statements of the Company included elsewhere in this prospectus.

Code of Ethics

The Board of Directors adopted a Code of Ethics which covers all executive officers of TWC and its subsidiaries. The Code of Ethics requires that senior management avoid conflicts of interest; maintain the confidentiality of information relating to the Company; engage in transactions in the common stock only in compliance with applicable laws and regulations and the requirements set forth in the Code of Ethics; and comply with other requirements which are intended to ensure that such officers conduct business in an honest and ethical manner and otherwise act with integrity and in the best interest of TWC. In February 2007, all executive officers of the Company reaffirmed, in writing, their commitment to our Code of Ethics.

A copy of our Code of Ethics will be furnished to any person upon written request from any such person. Requests should be sent to:  Rami S. Ramadan, President, Chief Executive Officer and Chief Financial Officer, Trans World Corporation, 545 Fifth Avenue, Suite 940, New York, New York 10017. If the Company amends or waives the Code of Ethics with respect to the chief executive officer, principal financial or principal accounting officer, it will describe the amendment or waiver in a Form 8-K to be filed with the SEC under applicable regulations.

Executive Compensation

Summary of Cash and Certain Other Compensation. The following table sets forth a summary of certain information concerning the compensation awarded or paid by the Company or its subsidiaries for services rendered in all capacities during the last three fiscal years to our principal executive officer/principal financial officer. The Company refers to this individual in this report as the “named executive officer.”

Summary Compensation Table

(Dollars in Thousands)

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards	Option Awards(2)	Non- Equity Incentive Plan Compen- sation	Change in Pension Value and Nonquali- fied Deferred Compensation Earnings(3)	All Other Compen- sation(4)	Total

Rami S. Ramadan	2006	$400	$—	$—	$32	$—	$—	$20	$452
President, Chief
Executive Officer and	2005	$400	$—	$—	$—	$—	$—	$19	$419
Chief Financial Officer	2004	$400	$150	$—	$—	$—	$—	$19	$569

(1)          A bonus of $100,000 was paid in 2007 for work done in 2006.

(2)          Reflects the amount expensed in accordance with Statement of FAS No. 123(R) during fiscal 2006 with respect to vesting of stock options. For a discussion of the assumptions used to establish the valuation of the stock options, reference is made to Note 2 of the Notes to the Consolidated Financial Statements, included elsewhere in this prospectus. Additional information is also included in the table entitled “Grants of Plan-Based Awards.”

(3)          There were no above-market or preferential earnings on nonqualified deferred compensation for the named executive officer.

(4)          Consists of the cost of a leased automobile for business use, as well as employer matching contribution toward his 401(k) plan.

Equity Compensation Plans

The following table sets forth information concerning grants of awards pursuant to equity compensation plans made to the named executive officer during the year ended December 31, 2006:

Grants of Plan-Based Awards for the Year Ended December 31, 2006

	Grant	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of	All Other Option Awards: Number of Securities	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name	Date	Threshold $000	Target $000	Maximum $000	Threshold #	Target #	Maximum #	Stock/Units #	Underlying Options #	Awards ($/Sh)	Awards (3) ($/Sh)

Rami S. Ramadan	2006	$24	$120	$120	—	75,000	—	—	—	$2.97	$1.11

(1)          Pursuant to Mr. Ramadan’s participation in the 2006 Profit Sharing Plan, the threshold was not reached in 2006, resulting in no cash payment, in that year.

(2)          Conditional upon reaching certain Company earnings targets, as stipulated in Mr. Ramadan’s employment agreement (see “Compensation Discussion and Analysis - Restricted Stock Awards,” above), which thresholds were not reached in 2006, resulting in no payment of restricted stock.

(3)          The fair value of the stock options granted is computed in accordance with FAS No. 123(R).

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by the named executive officer as of December 31, 2006:

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options		Exercise	Option Expiration	Number of Shares or Units of Stock That Have Not	Market Value of Shares or Units of Stock That Have Not
Name	Exercisable(1)	Unexercisable	Price(2)	Date	Vested(3)	Vested(4)

Rami S. Ramadan	74,500	105,000	$2.97	6/30/12	105,000	$—

(1)                      20% of the stock options to purchase an aggregate of 175,000 shares of Common Stock, granted on July 1, 2005, were immediately vested and an additional 20% vest each year thereafter. Options to purchase 4,500 shares of Common Stock granted under the previous employment agreement have already vested. (See “Compensation Discussion and Analysis - Stock Options,” above).

(2)                      The exercise price is set forth in Mr. Ramadan’s employment agreement. (See “Compensation Discussion and Analysis - Stock Options,” above).

(3)                      The restricted shares vest according to an earnings formula as stipulated in Mr. Ramadan’s employment agreement. (See “Compensation Discussion and Analysis - Restricted Stock Awards,” above).

(4)                          Based upon the fair market value represented by the reported closing price on the Over-The-Counter Bulletin Board of $2.85 per share for our Company’s common stock as of December 31, 2006, the options were out-of-the-money.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to stock options exercised and restricted stock awards vested for the named executive officer during the year ended December 31, 2006:

	Option Awards		Stock Awards
Name	Number of Shares Acquired On Exercise	Value Realized On Exercise	Number of Shares Acquired On Vesting	Value Realized On Vesting

Rami S. Ramadan	—	$—	—	$—

No stock options were exercised and no shares of restricted stock vested for the named executive officer in 2006.

Nonqualified Deferred Compensation

The named executive did not earn any nonqualified deferred compensation in 2006, nor in the nine months ended September 30, 2007.

Employment and Change of Control Agreements

The Company entered into an employment agreement renewal with Mr. Ramadan in 2005 pursuant to which the Company agreed to employ Mr. Ramadan as President, Chief Executive Officer and Chief Financial Officer. For additional information, see “Compensation Discussion and Analysis - Employment/Severance Agreements,” below.

The Company, as part of an employment agreement renewal, amended the change of control agreement with Mr. Ramadan. See “Compensation Discussion and Analysis – Additional Components of Executive Compensation,” above.

Employment/Severance Agreement

On July 1, 2005, the Company renewed Mr. Ramadan’s employment agreement, pursuant to which the Company agreed to employ him as President, Chief Executive Officer and Chief Financial Officer for a term of two and a half years, ending December 31, 2007, with a current base annual salary of $400,000. Mr. Ramadan is eligible to participate in the 2004 Equity Plan and any present or future employee benefit plans, including the 2006 Profit Sharing Plan and the Deferred Compensation Plan. He will also be reimbursed for reasonable travel and out-of-pocket expenses necessarily incurred in the performance of his duties. As provided by Mr. Ramadan’s renewed agreement and shown in the “Stock Options” and “Restricted Stock Awards” sections above, he received:  (i) a grant of seven year options to purchase an aggregate total of 175,000 shares of our Common Stock in allotments of 35,000 shares per annum over a four year vesting period with increasing exercise prices every six months from $2.80 per share at July 1, 2005 to $4.11 per share at January 1, 2012; and (ii) upon reaching designated earnings per share targets, up to 75,000 shares of restricted, common stock in 25,000 share allotments.

In the event the employment agreement is terminated without cause, as defined in the agreement, Mr. Ramadan will receive one year’s salary. The agreement is also subject to numerous termination provisions in the event of death, disability, discharge for cause, and material breach thereof. In addition, if the Company terminates the agreement without cause, materially breaches the employment agreement and does not cure such breach, or if Mr. Ramadan terminates the employment agreement after a change in control for “good reason,” the Company will continue to provide Mr. Ramadan with his medical insurance benefits then in effect until the date of the earlier of the commencement of his full time employment with another employer, or the first anniversary date of the termination date of the employment agreement. Further, the employment agreement, as written, expires on December 31, 2007, provided, however, unless either the Company or Mr. Ramadan notifies the other of its/his intent not to extend the term on or prior to September 30, 2007 or on or prior to each September 30th thereafter, then the term will be automatically extended for a period of one year to the next December 31st. As of the date of this prospectus, Mr. Ramadan’s employment agreement will expire on December 31, 2008.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2007 (the “Calculation Date”), unless otherwise noted, (a) by each shareholder who is known by the Company to own beneficially more than 5.0% of the outstanding common stock, (b) by each director, (c) by each executive officer named in the Summary Compensation Table above and by all executive officers and directors as a group. Unless otherwise noted, each of the shareholders listed in the table or included within a group listed in the table possesses sole voting and investment power with respect to the shares indicated, subject to community property laws where applicable. The business address for each director and officer of the Company is 545 Fifth Avenue, Suite 940, New York, New York 10017.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (1)	Percentage of Ownership (1)

Value Partners, Ltd. (2)	3,326,679	37.6%
Rami S. Ramadan (3)	433,000	4.7
Julio E. Heurtematte, Jr. (4)	25,171	*
Malcolm M.B. Sterrett (5)	25,171	*
Geoffrey B. Baker (6)	25,131	*
Timothy G. Ewing (7)	3,326,679	37.6
Special Situations Funds (8)	2,081,008	23.5
Wynnefield Small Cap Value Offshore Fund, Ltd. (9)	1,411,248	16.0
SC Fundamental Funds Group (10)	588,235	6.7
All directors and the executive officer as a group (5 persons) (11)	3,835,152	41.4%

*           Less than 1%.

(1)          Under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person’s economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security. None of the selling stockholders who are not natural persons are reporting companies under the Securities Exchange Act of 1934 as amended (the “Exchange Act.”)

The percentage of outstanding shares is based on 8,840,870 shares outstanding as of December 31, 2007 and, for certain individuals and entities, on reports filed with the SEC or on information provided directly to the Company by such individuals or entities. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from December 31, 2007 upon the exercise of options or warrants. Each beneficial owner’s percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) are exercisable within 60 days from December 31, 2007 have been exercised. Included are shares of common stock issuable upon the exercise of options or warrants to purchase our Company’s common stock.

(2)          Value Partners, Ltd. is a Texas limited partnership, managed by Ewing & Partners. Mr. Timothy G. Ewing, who is a member of Trans World Corporation’s board of directors, is the managing partner of Ewing & Partners, which manages Value Partners, Ltd. (See Note (7) below.)

(3)          Consists of 3,500 shares of common stock and 354,500 shares subject to incentive options and 75,000 shares of restricted stock, granted to Mr. Ramadan, of which 147,000 have vested. (See “Executive Compensation,” above.)

(4)          Includes 24,029 shares of common stock; warrants to purchase 417 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008; 10 shares of common stock subject to non-qualified options granted to Mr. Heurtematte under the 1998 Plan at the end of each calendar quarter ended June 30, 1998 through December 31, 1998 and 20 shares of common stock subject to non-qualified options granted under the 1999 Plan at the end of each calendar quarter ended March 31, 1999 through June 30, 2000, and 25 shares of common stock subject to non-qualified options granted under the 1999 Plan at the end of each calendar quarter ended September 30, 2000 through March 31, 2006, all of which were fully vested on the dates of grant. Effective the quarter ended June 30, 2006, as part of Mr. Heurtematte’s participation in our Deferred

Compensation Plan, quarterly option grants were terminated for members of the board of directors in lieu of a nominal increase in the annual retainer, of which a minimum of 25% is allocated to the Deferred Compensation Plan.

(5)          Includes 24,029 shares of common stock; warrants to purchase 417 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008; 10 shares of common stock subject to non-qualified options granted to Mr. Sterrett under the 1998 Plan at the end of each calendar quarter ended June 30, 1998 through December 31, 1998 and 20 shares of common stock, subject to non-qualified options, granted under the 1999 Plan at the end of each calendar quarter ended since March 31, 1999 through June 30, 2000, and 25 shares of common stock subject to non-qualified options granted under the 1999 Plan at the end of each calendar quarter ended September 30, 2000 through March 31, 2006, all of which were fully vested on the dates of grant. Effective the quarter ended June 30, 2006, as part of Mr. Sterrett’s participation in our Deferred Compensation Plan, quarterly option grants were terminated for members of the board of directors in lieu of a nominal increase in the annual retainer, of which a minimum of 25% is allocated to the Deferred Compensation Plan.

(6)          Includes 24,029 shares of common stock; warrants to purchase 417 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008; 10 shares of common stock subject to non-qualified options granted to Mr. Baker under the 1993 Incentive Stock Option Plan at December 31, 1998, 20 shares of common stock, subject to non-qualified options, granted under the 1999 Director Plan for the calendar quarter ended March 31, 1999 and 20 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each quarter ended since September 30, 1999 through June 30, 2000, and 25 shares of common stock subject to non-qualified options granted under the 1999 Director Plan at the end of each calendar quarter ended September 30, 2000 through March 31, 2006, all of which were fully vested on the dates of grant. Effective the quarter ended June 30, 2006, as part of Mr. Baker’s participation in our Deferred Compensation Plan, quarterly option grants were terminated for members of the board of directors in lieu of a nominal increase in the annual retainer, of which a minimum of 25% is allocated to the Deferred Compensation Plan.

(7)          Mr. Timothy G. Ewing is the managing partner of Ewing & Partners, which manages Value Partners, Ltd. His beneficial ownership includes 3,402,574 shares of common stock, held by Value Partners, Ltd. (See also Note (2), above). Effective the quarter ended June 30, 2006, as part of Mr. Ewing’s participation in our Deferred Compensation Plan, quarterly option grants were terminated for members of the board of directors in lieu of a nominal increase in the annual retainer, of which a minimum of 25% is allocated to the Deferred Compensation Plan. Mr. Ewing elected to defer his entire retainer in 2006.

(8)          AWM Investment Company, Inc. (“AWM”) is the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. (“SSCF”) and the investment adviser to the Special Situations Private Equity Fund, L.P. (“SSPEF”) Austin W. Marxe and David M. Greenhouse are the principal owners of AWM. Through their control of AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of SSCF and SSPEF. As a result of the $4.75 million Capital Raise and the $3.5 million Capital Raise, SSPEF beneficially own 1,192,908 shares of common stock, of which 1,114,500 were from the aforementioned two capital raises, while SSCF beneficially owns 888,100 shares of common stock, all of which were from the two aforementioned capital raises. SSCF and SSPEF are selling stockholders under this prospectus. See “Selling Stockholders.”  Shares beneficially owned as a result of the $4.75 million Capital Raise are registered under a prior registration statement which is still in effect.

(9)          Wynnefield Small Cap Value Offshore Fund, Ltd., an investment firm, directly beneficially owns 1,012,353 shares of our Common Stock, of which 882,353 were from its participation in the $4.75 million Capital Raise. Wynnefield, as part of its participation in TWC’s $3.5 million Capital Raise, beneficially owns 148,000 and 175,000, which are held by Wynnefield Small Cap Value LP and Wynnefield Small Cap value LP I, respectively. Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Small Cap Value Fund LPI are selling stockholders under this prospectus. See “Selling Stockholders.”  Shares beneficially owned as a result of the $4.75 million Capital Raise are registered under a prior registration statement which is still in effect.

(10)    SC Fundamental Value Funds LP (“SCFVF”) and SC Fundamental Value BVI, Ltd (“SCFVBVI”), collectively referred to as SC Fundamental Value Funds Group, were participants in the $4.75 million Capital Raise. SCFVF is managed by SC Fundamental LLC, as general partner, and beneficially owns 352,941 shares of Common Stock, while SCFVBVI is managed by SC BVI Partners, as investment advisor, and beneficially owns 235,294 shares of Common Stock. Shares beneficially owned as a result of the $4.75 million Capital Raise are registered under a prior registration statement which is still in effect.

(11)    See Notes (3), (4), (5), (6) and (7) above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

At December 31, 2006 and 2005, approximately $0.00 and $372,000, respectively, of the Interest Notes were held by Value Partners, Ltd., an approximate 37.6% owner of our issued and outstanding Common Stock as of December 31, 2007. Related interest expense was approximately $9,000 and $60,000 for the years ended December 31, 2006 and 2005, respectively.

During the year ended December 31, 2006, the Company utilized the services of an attorney who is the brother of our managing director of Czech operations. Fees paid to the attorney during 2006 and 2007 totaled approximately $17,000 and $6,500, respectively.

There are no arrangements or understandings between the directors and any other person pursuant to which such director was selected to be nominee for election as a director. No director is related to any other director or executive officer of the Company by blood, marriage or adoption.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 9,500,000 shares of our common stock, having a par value of $0.001 per share, and 4,000,000 shares of our undesignated preferred stock having a par value of $0.001 per share. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters coming before the shareholders for a vote. The directors of a Nevada corporation are elected at the annual meeting of the stockholders by a plurality of the votes cast at the election. Our Articles of Incorporation do not permit cumulative voting for the election of directors, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose; in such event, the holders of the remaining shares will not be able to elect any of our directors. Our Bylaws require a majority of votes cast to be the vote necessary for the stockholders to act on various matters other than the election of directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend or otherwise authorized any cash or other distribution with respect to the shares of our common stock and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into dollars and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors and after any distribution to stockholders having a preference to our remaining assets on liquidation.

Our board of directors has the authority under our Articles of Incorporation to issue up to 4,000,000 shares of our preferred stock from time to time in one or more series at its discretion. The board may set the rights, preferences, powers, designations and all relative, participating, optional or special rights of any series of preferred stock without stockholder approval. Depending on the terms established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to voting, dividends, rights upon liquidation and other important matters. The board of directors does not presently intend to issue any preferred stock, but may do so at any time without prior notice to any stockholder.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted. No additional shares of our common stock are being issued in this offering.

Our transfer agent is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders and for each selling stockholder the number of shares of common stock beneficially owned as of December 31, 2007, and the number of shares being registered. Except as otherwise indicated in the footnotes to the table below, each selling stockholder acquired its securities in the $3.5 million Capital Raise, completed in August 2007. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. A selling stockholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a selling stockholder obligated to sell all or any portion of the shares at any time. We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Selling Stockholders	Shares of Common Stock Beneficially Owned (1), (2)	Percent of Common Stock (3)	Shares of Common Stock To Be Registered	Shares of Common Stock to be Held After Completion of the Offering(6)	Percent of Common Stock After Completion of the Offering (6)

Special Situations Cayman Fund, L.P. (4)	888,100	10.0%	297,800	0	*	%
Special Situations Private Equity Fund, L.P. (4)	1,192,908	13.5%	379,200	0	*
Wynnefield Partners Small Cap Value LP (5)	148,000	1.7%	148,000	0	*
Wynnefield Partners Small Cap Value LP I (5)	175,000	2.0%	175,000	0	*

Total	2,404,008	27.2%	1,000,000	0	*	%

*           Less than 1%.

(1)          On December 31, 2007, there were 8,840,870 shares of common stock outstanding and no issued and outstanding preferred stock. All of the shares of common stock being registered pursuant to this registration statement are being registered on behalf of the selling stockholders and were outstanding prior to the filing of this registration statement.

(2)          Under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person’s economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security. None of the selling stockholders who are not natural persons are reporting companies under the Exchange Act.

(3)          In determining the percent of common stock owned by a person on December 31, 2007, (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 8,840,870 shares in the aggregate of common stock outstanding on December 31, 2007, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities. For purposes of this selling stockholders table, the calculation for determining the percent of common stock owned by a person after completion of the offering is the same, and assumes that no new shares of common stock will be issued by us prior to the completion of the offering.

(4)          AWM Investment Company, Inc. (“AWM”) is the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. (“SSCF”) and the investment adviser to the Special Situations Private Equity Fund, L.P. (“SSPEF”).  Austin W. Marxe and David M. Greenhouse are the principal owners of AWM.  Through their control of AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of SSCF and SSPEF. As a result of its participation in TWC’s $4.75 million Capital Raise and $3.5 million Capital Raise, SSPEF beneficially own 1,192,908 shares of Common Stock, of which 78,408 shares were purchased on the open market, while SSCF beneficially owns 888,100 shares of Common Stock.

(5)          As part of its participation in the $3.5 million Capital Raise, Wynnefield Partners, an investment firm, through its Small Cap Value LP Fund and Small Cap Value LP I Fund, directly beneficially owns 148,000 and 175,000 shares of the Company’s Common Stock, respectively.

(6)          Except as otherwise noted herein, this prospectus assumes that all shares registered will be sold in this offering and all registered shares in previous offerings will also be sold. See “Principal Stockholders.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 8,840,870 shares common stock outstanding. Any “affiliate,” defined in Rule 144 as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, us, will be required to comply with the resale limitations of Rule 144.

Purchasers acquiring shares from selling shareholders in one or more transactions to which this prospectus relates, other than persons who are our affiliates, may resell their shares immediately. Sales by affiliates will be subject to the volume and other limitations of Rule 144, including certain restrictions regarding the manner of sale, notice requirements, and the availability of current public information about us. The volume limitations generally permit an affiliate to sell, within any three-month period, a number of shares of common stock or the average weekly trading volume during the four calendar weeks preceding his sale. A person who ceases to be an affiliate at least three months before the sale of restricted securities beneficially owned for at least two years may sell the restricted securities under Rule 144 without regard to any of the Rule 144 limitations.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock or interests in shares of our common stock after the date of this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•                                          ordinary brokerage transactions and transactions in which the broker dealer solicits investors;

•                                          block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker dealer as principal and resale by the broker dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          to cover short sales made after the date that the registration statement is declared effective by the SEC;

•                                          through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                                          broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                                          a combination of any such methods of sale; and

•                                          any other method permitted pursuant to applicable law.

The selling stockholders may also sell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of that Rule.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earliest of such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, December 31, 2008 or the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Broker dealers engaged by selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Upon TWC being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (to the extent of our knowledge) (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of our common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon TWC being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions, discounts or concessions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. The selling stockholders may indemnify any broker dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

If a selling stockholder is an “underwriter” and uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. To the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with. Compliance with such requirements will be the obligation of the selling stockholders.

We are required to pay all fees and expenses incident to the registration of the shares offered hereby, but we will not receive any proceeds from the sale of the shares of our common stock. The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, and state securities laws relating to the registration of the shares offered by this prospectus.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

There have been no changes in and/or disagreements with Rothstein Kass & Company, P.C., our independent registered public accounting firm, on accounting and financial disclosure matters.

LEGAL MATTERS

Certain legal matters in this offering, including the legality of the common stock offered pursuant to this prospectus, will be passed upon for us and, at our request, for the selling stockholders by Elias Matz Tiernan & Herrick L.L.P., Washington, D.C.

EXPERTS

With the exception of the unaudited financial statements for the first nine months of 2007, our financial statements for the years ended December 31, 2006 and 2005, as included in this prospectus have been audited by Rothstein Kass & Company, P.C., an independent registered public accounting firm, as stated in their opinion, which has been rendered upon the authority of said firm as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No “Expert” or “Counsel” as defined by Item 509 of Regulation S-B promulgated pursuant to the Securities Act, whose services were used in the preparation of this Form SB-2, was hired on a contingent basis or will receive a direct or indirect interest in us.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation, as amended, as filed as in Exhibits 3.1(a), 3.1(b) and 3.1(c) to the Form 10-KSB for the year ended December 31, 2006, and our Bylaws, as amended, as filed in Exhibit 3.2 to the Form 10-KSB for the year ended December 31, 2006, provide that we must indemnify our directors to the fullest extent permitted under Nevada law and may indemnify, if so authorized by our board of directors, our officers and any other person whom we have the power to indemnify against liability, reasonable expense or other matter whatsoever. The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Our Articles of Incorporation also permit us to maintain insurance on behalf of our Company and any person whom we have the power to indemnify.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the SEC under the Securities Act with respect to the shares of common stock being offered by means of this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, any proxy statements and other information with the SEC. You can read our files, including this registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the SEC’s regional offices. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Trans World Corporation

We have audited the accompanying consolidated balance sheets of Trans World Corporation and Subsidiaries (collectively, “the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income (loss), stockholders' equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of our management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans World Corporation and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein, Kass & Company,
P.C.

Roseland, New Jersey
February 8, 2007

TRANS WORLD CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

(dollars in thousands, except for share data)

	December 31, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash	$3,266	$6,595
Prepaid expenses	704	315
Notes receivable, current	223
Other current assets	592	269

Total current assets	4,785	7,179

PROPERTY AND EQUIPMENT, net	18,099	12,647

OTHER ASSETS:
Goodwill	5,815	4,942
Notes receivable, less current portion	713
Deposits and other assets	1,814	1,257

Total other assets	8,342	6,199

	$31,226	$26,025

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Long-term debt, current maturities	$604	$1,380
Accounts payable	1,904	1,762
Interest payable	72	51
Czech tax accrual	3,328	2,724
Accrued expenses and other current liabilities	1,497	1,101

Total current liabilities	7,405	7,018

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	2,849	3,167
Other	718	460

Total long-term liabilities	3,567	3,627

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:

Preferred stock, $.001 par value, 4,000,000 shares authorized, none issued
Common stock, $.001 par value, 9,500,000 shares authorized, 7,840,870 shares issued and outstanding in 2006 and 2005, respectively	8	8
Additional paid-in capital	47,720	47,743
Accumulated other comprehensive income	6,330	3,460
Accumulated deficit	(33,804)	(35,831)

Total stockholders’ equity	20,254	15,380

	$31,226	$26,025

See accompanying notes to consolidated financial statements.

TRANS WORLD CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2006 and 2005

(dollars in thousands, except for share data)

	2006	2005

REVENUES	$26,216	$23,249

COSTS AND EXPENSES:
Cost of revenues	14,746	14,007
Depreciation and amortization	821	737
Selling, general and administrative	8,395	8,073
	23,962	22,817

INCOME FROM OPERATIONS	2,254	432

OTHER INCOME (EXPENSES):
Interest income	50	2
Interest expense	(280)	(352)
Foreign exchange gain (loss)	3	(5)
Other		2
	(227)	(353)

NET INCOME	2,027	79

Other comprehensive income (loss), foreign currency translation adjustments, net of tax	2,870	(1,278)

COMPREHENSIVE INCOME (LOSS)	$4,897	$(1,199)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	7,840,870	5,096,229
Diluted	7,875,681	5,099,879

EARNINGS PER COMMON SHARE:
Basic	$0.26	$0.02
Diluted	$0.26	$0.02

See accompanying notes to consolidated financial statements.

TRANS WORLD CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2006 and 2005

(dollars in thousands, except for share data)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Income	Deficit	Equity
Balances, January 1, 2005	5,031,681	$5	$43,228	$4,738	$(35,910)	$12,061

Exercise of options	2,809,188	3	4,515			4,518

Foreign currency translation adjustment				(1,278)		(1,278)

Net income					79	79
Balances, December 31, 2005	7,840,869	8	47,743	3,460	(35,831)	15,380

Reissuance of stock certificate (impact of 100-1 reverse adjustment)	1

Private placement residual costs			(74)			(74)

Issuance of stock options			51			51

Foreign currency translation adjustment				2,870		2,870

Net income					2,027	2,027
Balances, December 31, 2006	7,840,870	$8	$47,720	$6,330	$(33,804)	$20,254

See accompanying notes to consolidated financial statements.

TRANS WORLD CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

(dollars in thousands, except for share data)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,027	$79
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	821	737
Stock options expense	51
Gain on sale of equipment		(3)
Gain on settlement of promissory note		(108)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(385)	(112)
Deposits and other assets		66
Accounts payable	(123)	570
Interest payable	22
Czech tax accrual	64	1,055
Accrued expenses and other current liabilities	83	(746)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,560	1,538

CASH FLOWS FROM INVESTING ACTIVITIES:
Renovation and purchases of property and equipment	(4,013)	(2,528)
Proceeds from the sale of equipment	408	3
Refund of security deposit		20
Payments for deposits and other assets	(488)
Issuance of notes receivable	(936)

NET CASH USED IN INVESTING ACTIVITIES	(5,029)	(2,505)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement		4,750
Payment of promissory note		(197)
Proceeds from long-term debt		2,084
Payments of long-term debt	(1,122)	(1,658)
Payments of financing costs	(74)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,196)	4,979

EFFECT OF EXCHANGE RATE CHANGES ON CASH	336	(103)

NET INCREASE (DECREASE) IN CASH	(3,329)	3,909

CASH:
Beginning of year	6,595	2,686

End of year	$3,266	$6,595

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$211	$392

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock issuance as partial finder’s fee	$	$25
Accrued finder’s fee for private placement	$	$212
Conversion of accrued interest to debt	$	$20

See accompanying notes to consolidated financial statements.

NOTE 1 - Nature of Business and Liquidity

Nature of Business

Trans World Corporation and Subsidiaries (collectively, “TWC” or the “Company”), a Nevada corporation, is primarily engaged in the gaming business in the Czech Republic. The Company owns and operates four casinos in the Czech Republic (“CZ”), and manages, under contract, one casino and nightclub in Croatia. Two of the Czech casinos are located in the western part of the CZ, close to the border of Germany. The larger of the two, located in Ceska Kubice (“Ceska”), currently has 15 gaming tables and 60 slot machines. The smaller, Rozvadov (“Rozvadov”) is located in the town of Rozvadov and currently has 10 gaming tables and 30 slot machines. The other two Czech casinos are located in the southern part of the CZ, close to the Austrian border. The larger of these two, “Route 55”, located in Dolni Dvoriste, now has 21 gaming tables, 114 slot machines, a 70-seat Italian restaurant and a bar and grill. The other casino, “Route 59”, which recently underwent a major building expansion and renovation, is located in Hate, near Znojmo, and currently has 21 gaming tables and 102 slot machines.

On September 21, 2006, the Company was selected to manage the Grand Casino Lav and Nightclub (the “Grand Casino Lav”), located in the newly opened Le Meridien Lav, Split resort in Podstrana, Croatia. The management agreement with Grand Hotel Lav d.o.o., the property owner, provides for a 10-year term, with optional renewal periods of five (5) years each, subject to certain performance conditions. In addition to marketing to the existing hotel guests, American Chance Casinos (“ACC”) will target the local market of Split, the second largest city in Croatia. As the Grand Casino Lav opened in the last part of December 2006, its contribution to the year 2006 operational results was immaterial. Thus, all discussions of operational performance and results herein are limited to the Company’s fully-owned and operated units in the Czech Republic.

Liquidity

At December 31, 2006, the Company had a working capital deficit of approximately $2,620 versus a working capital surplus of $161 at December 31, 2005, primarily as a result of weaker than expected results in Route 59. Since the completion of the extension of the casino in mid-November 2006, operational results have improved. Management believes that the completed product will better position Route 59 to recapture the business that it had missed in 2006 as well as attract new business. Further, management anticipates improvement in its cash flow in 2007, as a result of the following major operational enhancements implemented in 2006: (i) purchases of a sizable number of new slot machines; (ii) successful renegotiation of equipment leases on a large portion of its existing inventory of slot machines, from a revenue-based structure to a fixed-rent basis; and (iii) the continuation of the growth stage of the Company’s newest and largest casino, Route 55.

The Company’s management is seeking to secure additional financing to acquire and develop new business units. Additionally, the Company is involved in several development projects, including the potential development of hotels in Hate and in Folmava, Czech Republic, and the potential acquisition of existing hotels in Europe. There can be no assurances that management’s plans will be realized.

The Company’s management believes that its cash resources at December 31, 2006 and anticipated cash to be provided by 2007 operations are sufficient to fund its activities for the year ending December 31, 2007.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Life

Building and improvements	4-45 years
Gaming equipment	4-12 years
Furniture, fixtures and other equipment	3-12 years

Preopening Costs -  Preopening costs are expensed as incurred pursuant to AICPA Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-up Activities.”

Goodwill - Goodwill represents the excess of the cost of the Company’s Czech subsidiaries over the fair value of their net assets at the date of acquisition, which consists of only the Ceska and Rozvadov casinos. Under Statement of Financial Accounting Standards (“SFAS”) No. 142, goodwill is no longer subject to amortization over its estimated useful life; rather, goodwill is subject to at least an annual assessment for impairment, applying a fair-value based test. The impairment assessment requires the Company to compare the fair value of its Czech Republic reporting unit, which is comprised of its Ceska and Rozvadov casinos, and the Company’s reporting unit as defined under SFAS No. 142, to its carrying value (the net equity of the Company) to determine whether there is an indication that an impairment exists. The fair value of the Czech Republic reporting unit is determined through a combination of recent appraisals of the Company’s real property and a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”), which was based on the Company’s experience and data from independent, third parties. During the second quarter of 2006 and 2005, as required by SFAS No. 142, the Company performed the periodic fair-value based testing of the carrying value of goodwill related to its Czech Republic reporting unit, and determined that goodwill was not impaired.

Comprehensive Income – The Company complies with SFAS No. 130, “Reporting Comprehensive Income.”  SFAS No. 130 establishes rules for reporting and display of comprehensive income (loss) and its components. SFAS No. 130 requires the Company’s change in the foreign currency translation adjustments to be included in other comprehensive income (loss).

Foreign Currency Translation - The Company complies with SFAS No. 52, “Foreign Currency Translation,” which states that for foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts and cash flows are translated at exchange rates in effect at the end of the year and resulting translation adjustments are included in “accumulated other comprehensive income.”  Statement of income accounts are translated by applying monthly averages of daily exchange rates on the respective monthly local statement of operations accounts for the year.

The impact of foreign currency translation on goodwill is presented below:

As of December 31, 2006 (in thousands)	Applicable Foreign Exchange Rate (“FX”) (2)	Goodwill		Method

Residual balance, as of January 1, 2003 (in USD) (1)		USD	3,579	(A)

USD residual balance (A), translated at March 31, 1998 (date of acquisition), at FX rate of:	33.8830	CZK	121,267
(ie. 2003 CZK Balance)

2003 CZK balance, translated to USD:
At December 31, 2006 at FX of:	20.8550	USD	5,815	(B)

Net increase (step-up) to Goodwill (adjustment made to Translation Adjustment in consolidation):			2,236	(B-A)

Increase to Goodwill (C) is booked as follows:
(Step-up) for the year ended December 31, 2003 at FX of	26.0300	USD	1,080
(Step-up) for the year ended December 31, 2004 at FX of	22.3580	USD	765
(Step-down) for the year ended December 31, 2005 at FX of	24.5390	USD	(482)
(Step-up) for the year ended December 31, 2006 at FX of	20.8550	USD	873
			2,236

(1)          Goodwill was amortized over 15 years until the Company started to comply with SFAS No. 142, “Goodwill and Other Intangible Assets.” This balance represents the remaining, unamortized goodwill, after an impairment charge taken prior to January 1, 2003.

(2)          Interbank rates taken from Oanda.com

Earnings Per Common Share - The Company complies with SFAS No. 128, “Earnings per Share,” which states that basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the dilutive effect of common stock equivalents on an average basis during the period. The Company’s common stock equivalents currently include stock options and warrants. Unexercised warrants and stock options to purchase shares of common stock as of December 31, 2006 and 2005 are approximately 261,117 and 196,742 respectively.

Income Taxes - The Company complies with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and the tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

Revenue Recognition - Casino revenue is defined as the net win from gaming activities, which is the difference between gaming wagers and the amount paid out to patrons. Revenues generated from ancillary services, including sales of food, beverage, cigarettes, and casino logo merchandise are recognized at the time the related services are performed and represent less than three percent of total revenues.

Promotional Allowances - Promotional allowances primarily consist of food and beverages furnished gratuitously to customers. For the years ended December 31, 2006 and 2005, revenues do not include the retail amount of food and beverage of $2,675 and $1,873, respectively, provided gratuitously to customers. The cost of these items of $997 and $826, respectively, is included in cost of revenues.

External Advertising -  The Company complies with the accounting and reporting requirements of the AICPA Statement of Position (SOP) 93-7, Reporting on Advertising Costs. External advertising expenses are charged to operations as incurred and were $924 and $1,418 for the years ended December 31, 2006 and 2005, respectively.

Fair Value of Financial Instruments - The fair values of the Company’s assets and liabilities that qualify as financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” approximate their carrying amounts presented in the accompanying consolidated balance sheets at December 31, 2006 and 2005.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Impairment of Long-Lived Assets - The Company adheres to SFAS No. 144, “Accounting for the Impairment on Disposal of Long-Lived Assets” and periodically reviews the carrying value of its long-lived assets in relation to historical results, as well as management’s best estimate of future trends, events and overall business climate.  If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would then estimate the future cash flows (undiscounted and without interest charges).  If such future cash flows are insufficient to recover the carrying amount of the assets, then impairment is triggered and the carrying value of any impaired assets would then be reduced to fair value.

Stock-based Compensation - The Company complies with SFAS No. 123R, “Share-Based Payment,” issued in December 2004.  SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 (“APB No. 25”). Among other items, SFAS No. 123R eliminates the use of APB No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards as of the vested date in the financial statements. The effective date of SFAS No. 123R for the Company is the first quarter of 2006. SFAS No. 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments vested after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permit entities to restate financial statements of previous periods, either for all prior periods presented or to the beginning of the fiscal year in which the statement is adopted, based on previous pro forma disclosures made in accordance with SFAS No. 123. Accordingly, the Company has adopted the modified prospective method of recognition, and began applying the valuation and other criteria to stock options granted beginning January 1, 2006.  The Company is recognizing expense for the unvested portion of previously issued grants based on the valuation and attribution methods used previously to calculate the pro forma disclosures.  The Company did not recognize expense for employee stock options prior to January 1, 2006.

The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to certain key employees. While SFAS No. 123R permits entities to continue to use such a model, it also permits the use of a “lattice” model. The Company expects to continue using the Black-Scholes option pricing model in connection with its adoption of SFAS No. 123R to measure the fair value of stock options granted.

The assumptions and resulting fair values of stock options granted in the year ended December 31, 2006 are as follows:

2006

Average expected term (in years)	6.2
Average risk-free interest rate	4.6%
Average expected volatility	44.0%
Dividend yield	0.0%
Weighted average fair value per share of options granted	$1.14

In 2006, the Company expensed approximately $51 for vested options to certain key management employees, which was recognized in its selling, general and administrative expenses in the consolidated statement of income.

New Accounting Pronouncements - In June 2006, the Financial Accounting Standards Board (FASB) issued FIN No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109. FIN No. 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company will adopt the provisions of FIN No. 48 beginning in the first quarter of 2007. The Company is currently evaluating the impact of adopting FIN No. 48 on its financial condition, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

NOTE 3 - Property and Equipment

At December 31, 2006 and 2005, property and equipment consists of the following:

	2006	2005
Land	$2,440	$2,067
Building and improvements	11,828	9,973
Gaming equipment	1,420	237
Furniture, fixtures and other equipment	7,665	4,428
	23,353	16,705
Less accumulated depreciation and amortization	(5,254)	(4,058)

Total	$18,099	$12,647

NOTE 4 - Long-Term Debt

At December 31, 2006 and 2005, long-term debt consists of the following:

	2006	2005
Interest Notes (a)	$—	$455
Replacement Notes (b)	1,550	1,550
Route 59 building acquisition loan (c)		460
Route 55 construction term loan (d)	1,903	2,082

Total	$3,453	$4,547

(a)                       The Interest Notes, which had three-year terms, provided for monthly payments of principal and interest of approximately $78, matured in June 2006.

(b)                       The Replacement Notes, which have seven-year terms, have tiered, simple interest rates: 6% for the first three years, 9.3% for the fourth year and 10% for the fifth through the seventh years.  For the first three years of the term, one half of the accrued annual interest was payable, beginning on July 26, 2004, with the accrued interest balance payable at maturity.  For the last four years of the term, all annual interest accrued will be payable in full on July 26 of each of these last four years.

(c)                        In March 2002, the Company exercised its right to purchase the Route 59 building lease.  The building lease buyout of

 €1,600, or approximately $2,100 using 2006 year-end exchange rate, was financed by a loan from a local Czech Republic bank.  The bank note, which was collateralized by the Route 59 building, the Company’s Rozvadov casino and an employee housing building, matured in December 2006.

(d)                       In December 2004, the Company drew 10 million CZK (approximately $408) from the 60 million CZK, 5.95% interest per annum, 58-month term loan it received from GE Capital Bank a.s. for the construction of Casino Route 55.  The Company drew down the balance of the loan by March 2005 and commenced repayment, as per the loan agreement in May 2005.  The loan is subject to certain financial covenants and collaterized by the land, building, furniture, fixtures and equipment in Dolni Dvoriste and the lot in Folmava.

Principal payments due on long-term debt are as follows:

Year ending December 31,	Amount
2007	$604
2008	604
2009	595
2010	1,650

Total	$3,453

NOTE 5 - Accrued Expenses and Other Current Liabilities

At December 31, 2006 and 2005, accrued expenses and other current liabilities consist of the following:

	2006	2005
Accrued payroll	$854	$628
Short-term portion of capital lease obligations	234	—
Operational accruals	277	261
Gaming equipment purchases	132
Accrued finder’s fee		212

Total	$1,497	$1,101

NOTE 6 – Commitments and Contingencies

Lease Obligations – The Company is obligated under several operating leases expiring through 2010.  Future aggregate minimum annual rental payments under all of these leases for the next four years are as follows:

Year ending December 31,	Amount
2007	$97
2008	100
2009	102
2010	47

Rent expense under these operating leases was approximately $97 and $97 for the years ended December 31, 2006 and 2005, respectively.

The Company is also obligated under certain five-year, slot equipment operating leases, which include a monthly rental fee per slot machine, and an option for replacement to different/newer machines.  In 2006, the Company’s slot lease expenses were approximately $2,316 versus $2,835 in 2005.

Lease Termination - In December 2005 and pursuant to the lease, the Company closed Hollywood Spin Restaurant and Slot Bar (“Hollywood Spin”).  The decision to close the unit was based upon lack of attendance at the mall.  As a result of arbitration, the Company was ordered to pay back rent, with interest up to the date of closure and legal fees incurred by lessor in connection with this dispute. The Company had accrued a portion of the unpaid rent, thereby minimizing the impact on its consolidated financial results.

There were no significant amounts to accrue in 2005 pursuant to SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” as personnel and a majority of the property and equipment were relocated from Hollywood Spin to the Company’s other casinos.

Employment Agreements - The Company has entered into employment agreements with certain of its executives, which provide for annual compensation, plus in most cases, participation in future benefit programs and stock options plans.  As of December 31, 2006, only $550 of annual compensation, payable in 2007, remains under these employment agreements.

Pursuant to a renewal of the employment agreement with the Company’s Chief Executive Officer (“CEO”) in July 2005, the CEO received a grant of seven-year options to purchase an aggregate total of 175,000 shares of the Company’s Common Stock in allotments of 35,000 shares per annum over a five year vesting period.  These options are exercisable at prices, depending on point in time, ranging from $2.80 per share on July 1, 2005 to $4.11 per share on January 1, 2012.  Also pursuant to the July 2005 employment agreement with the Company’s CEO, upon reaching designated earnings per share targets, the CEO will be granted 75,000 restricted shares of the Company’s Common Stock in 25,000 allotments.

401 (k) and Profit Sharing Plan - The Company maintains a contributory 401(k) plan and a profit sharing plan.  These plans are for the benefit of all eligible corporate employees, who may have up to 15% of their salary withheld, not to exceed $15 (in the year ended December 31, 2006).  The Company makes a voluntary matching contribution based on a portion of salary withheld, which totaled $51 in 2006 and $36 in 2005.

Taxing Jurisdiction - The Czech Republic currently has a number of laws related to various taxes imposed by governmental authorities.  Applicable taxes include gaming tax, VAT, charity tax, and payroll (social) taxes.  Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges, create tax risks in the Czech Republic.  Management believes that it has adequately provided for tax liabilities.

NOTE 7 – Risks and Uncertainties

Regulation and Licensing - The Company’s operations are subject to regulation by each local jurisdiction in which it operates or plans to operate, as well as federal laws and the laws of any foreign country. Each of the Company’s officers may be subject to strict scrutiny and approval from a gaming commission or another regulatory body of each jurisdiction in which the Company may conduct gaming operations.

In 1998, the Czech Republic’s House of Deputies passed an amendment to the gaming law, which restricted foreign ownership of casino licenses. In response, the Company restructured its subsidiaries and Czech legal entities to comply with the amendment and was subsequently granted a 10-year gaming license.  There can be no assurance that the authorities in the Czech Republic will not amend the gaming law as it pertains to foreign ownership of casino licenses.  In the event the gaming laws are amended in the future, it may have a material adverse effect on the Company’s future profitability and operations. Further, there has been increased competition in the areas where the Company operates because local municipalities no longer have control over the issuance of casino licenses, thereby effectively eliminating exclusivity.

Foreign Activities - The Company’s operations are entirely outside of the United States.  Operating internationally involves additional risks relating to such things as currency exchange rates, different legal and regulatory environments, political and economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures conduct business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties, and different types of criminal threats, and other factors.  The occurrence of any of these risks, if severe enough, could have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Cash - Cash consists of cash in banks and on hand.  The Company maintains its bank accounts at several financial institutions, which, at times, may exceed Federal Deposit Insurance Corporation (“FDIC”) insured limits.  In addition, the FDIC does not insure the Company’s foreign cash, which totaled approximately $2,927 and $1,995 at December 31, 2006 and 2005, respectively.  The Company has not incurred any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 8 – Related Party Transactions

At December 31, 2006 and 2005, approximately $0 and $372, respectively, of the Interest Notes were held by Value Partners, Ltd., an approximate 44% owner of the Company’s issued and outstanding common stock as of December 31, 2006.  Related interest expense was approximately $9 and $60 for the years ended December 31, 2006 and 2005, respectively.

During the year ended December 31, 2006, the Company utilized the services of an attorney who is the brother of the Company’s managing director of Czech operations.  Fees paid to the attorney during 2006 totaled approximately $17.  At December 31, 2006, approximately $7 was owed to the attorney for services rendered through such date.

NOTE 9 - Stockholders’ Equity

In December 2005, the Company completed the private placement of 2,794,188 shares of its common stock with several “accredited investors,” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, of shares of Common Stock, for an aggregate purchase price of $4,750 or $1.70 per share, the then listed market price of the Company’s common stock (the “$4.75 million Capital Raise”).  The placement agent received 15,000 shares of the Company’s common stock at $25 or $1.70 per share, as partial consideration for its finder’s fee.  Associated costs of the private placement, which included finder’s fees, and legal and accounting fees, totaled approximately $306 and have been reflected as a reduction of additional paid-in capital.

NOTE 10 - Other Assets and Liabilities

Notes Receivables – In connection with the TWC’s management of the Grand Casino Lav and Nightclub, the Company extended three EUR loans to Grand Hotel Lav, d.o.o., the owner of the Grand Casino Lav and Nightclub, as follow:  (i) a three-year, 4.0% interest per annum loan up to €1,000, or approximately $1,322 using 2006 year-end exchange rates, for the equipment purchases, of which $737 has been drawn as of December 31, 2006; (ii) a two-year, non-interest bearing loan up to €600, or approximately $793 using 2006 year-end exchange rates, for preopening costs related to the casino and nightclub, of which $199 has been drawn as of December 31, 2006; and (iii) a one-year (renewable), non-interest bearing loan up to €300, or $397 using 2006 year-end exchange rates, for working capital, which has not been drawn.  The last possible date of drawing on these loans is February 28, 2007, and will commence repayments on May 31, 2007.

Other Assets - Included in other assets are restricted deposits, aggregating 24,000 CZK, relating to Czech license bond requirements.  Using year-end exchange rates, these deposits have been translated to $1,151 and $978 at December 31, 2006 and 2005, respectively.

Other Long-term Liabilities - At December 31, 2006 and 2005, other long-term liabilities consisted of the following:

	2006	2005
Deferred executive incentives	$150	$315
Accrued interest	141	93
Capitalized leases	427	52

Total	$718	$460

NOTE 11 - Income Taxes

In the Czech Republic, gaming income is not subject to corporate income tax.  In lieu of income taxes, gaming income is subject to other taxes in the Czech Republic, including gaming and charity taxes, which are primarily based on percentages of gaming revenues.  Foreign net operating loss carry-forwards (disclosed below), were derived from non-gaming activities and can only be applied against non-gaming activities.

At December 31, 2006, the Company had U.S. and foreign net operating loss carry forwards (“NOL’s”) of approximately $29,571 and $3,060, respectively, available to offset certain future taxes payable.  However, based on limited analysis, the sizable warrant exercise in February 2001 or earlier events may have triggered significant limitations of preexisting U.S. NOL’s, pursuant to Internal Revenue Code Section 382, to the extent that substantially all of the Company’s existing U.S. NOL’s prior to February 2001, aggregating approximately $15,565, may be significantly limited.  The U.S. NOL’s generated subsequent to February 2001, aggregating approximately $14,006 resulted in an estimated $5,602 deferred tax asset at December 31, 2006 and the foreign NOL resulted in an estimated $796 deferred tax asset at December 31, 2006.  A full valuation allowance has been established for these deferred tax assets since its realization is considered unlikely.

The U.S. NOL’s expire between 2010 and 2026.  The foreign NOL’s expire between 2006 and 2010.  During the year ended December 31, 2006, approximately $672 of foreign NOL’s expired.  The following table presents the U.S. and foreign components of pretax income before income taxes for the years ended December 31, 2006 and 2005:

	2006	2005

U.S.	$(1,998)	$(1,557)
Foreign	4,025	1,636

Total	$2,027	$79

The Company’s effective income tax rate differs from the U.S. federal statutory income tax rate primarily because gaming income, the Company’s primary revenue source, is not subject to income tax.  Further, the Company’s effective income tax rate differs from the U.S. statutory income tax rate as a result of the Company maintaining a full valuation allowance on its NOL’s.

NOTE 12 - Stock Options and Warrants

Stock Options

The activity in the stock option plans is as follows:

	Number of Options	Range of Exercise Price	Weighted Average Exercise Price

Balance outstanding, January 1, 2005	11,060	$2.00-83.00	$18.32

Granted	175,300	2.00-3.05	2.80

Expired	(1,000)	61.00	61.00

Balance outstanding, December 31, 2005	185,360	$2.00-83.00	$3.41

Granted	65,375	2.50-2.90	2.50

Expired	(1,000)	61.00	61.00

Balance outstanding, December 31, 2006	249,735	$2.00-83.00	$3.07

Exercisable, December 31, 2006	114,735	$2.00-83.00	$3.31

The option exercise price per share was equal to or above the market value of the underlying stock on the date of grant.  Options generally expire between five and ten years after the date of grant or earlier upon termination, as defined in the plans.

Additional information about the Company’s outstanding stock options at December 31, 2006 is as follows:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price

$0.01 to $2.00	75	9.00	$2.00
$2.01 to $2.50	65,075	6.16	2.50
$2.51 to $3.00	176,175	5.51	2.97
$3.01 to $4.00	2,675	7.41	3.45
$4.01 to $5.00	1,875	5.12	4.96
$5.01 to $10.00	1,925	6.34	6.44
$10.01 to $25.00	1,355	3.73	17.93
$25.01 to $50.00	420	2.87	36.60
$50.01 to $75.00	100	2.95	51.00
$83.00	60	2.75	83.00
	249,735	5.69	$3.07

Warrants

For the years ended December 31, 2006 and 2005, warrant activity is as follows:

Exercise Price per Share	Warrants Expiring	Balance, January 1, 2005	Exercised 2005	Expired 2006	Balance, December 31, 2005	Exercised 2006	Expired 2006	Balance December 31, 2006

$150.00	12/31/2005	32,001	—	(32,001)	—	—	—	—
100.00	12/31/2005	9,600		(9,600)				—
1.00	3/31/2008	11,382			11,382			11,382

Total		52,983	—	(41,601)	11,382	—	—	11,382

All warrants outstanding at December 31, 2006 are exercisable.

NOTE 13 - Compensation Plans

2004 Equity Incentive Plan

In May 2004, TWC’s Board of Directors (the “Board”) unanimously adopted the 2004 Equity Incentive Plan (“2004 Equity Plan”), which was subsequently approved by the shareholders of the Company at its Annual Meeting held in June 2004.  The 2004 Equity Plan stipulates that no further grants will be made under the 1998 Stock Option Plan (the “1998 Plan”) and the 10,800 shares of Common Stock remaining available for grant under the 1998 Plan were added to those available for grant under the 2004 Equity Plan.

The 2004 Equity Plan provides that certain awards made under the plan may be eligible to qualify as “qualified performance-based compensation” which may be exempt from the $1,000 deduction limit imposed on publicly-held corporations by Section 162(m) of the Internal Revenue Code.  262,383 shares of Common Stock will be authorized and available for issuance pursuant to awards granted under the 2004 Equity Plan, including 10,800 shares previously available for grant under the 1998 Plan.  In June 2005, the Shareholders of the Company, at its Annual Meeting, approved amendments, facilitating the Committee with discretion to grant to any participant annually up to 250,000 shares of Common Stock and to determine whether to include a one-year vesting requirement for any future grants awarded under the 2004 Equity Plan to any of the Company’s employees.  The shareholders of the Company at its Annual Meeting, held in May 2006, approved amendments to increase the 2004 Equity Plan authorized shares that may be issued under the provisions by an additional 125,365, which included the 365 shares remaining in the 1999 Non-Employee Director Stock Option Plan (the “1999 Plan”) that have not been awarded to date, thereby creating a new total of 387,748 authorized and available for issuance, of which 72,748 remained available for issuance as of December 31, 2006.  Additionally, the amendments provide that option awards will be available for grants to the executive officers and non-employee directors as well as other key employees, except that non-employee directors are eligible to receive only awards of non-incentive stock options.  Type of awards which may be granted, under the 2004 Equity Plan, by the Compensation Committee of the Board, in its discretion from time to time, include stock options, stock appreciation rights, restricted stock and restricted stock units, other stock-based awards and performance awards.

The 2004 Equity Plan contains the following provisions:  (i) No stock option repricings (without the approval of the Company’s shareholders); (ii) limitations on shares other than for stock options; (iii) no discounts on stock options: (iv) minimum one year vesting periods for all awards (including stock options); (v) minimum three year vesting periods for restricted stock and other stock-based awards; and (vi) no “evergreen” provisions.

Deferred Compensation Plan

On May 17, 2006, the Compensation Committee of the Board unanimously approved and adopted TWC’s Deferred Compensation Plan (the “Deferred Plan”), which provides certain key employees and non-employee directors the opportunity to elect to defer receipt of specified portions of their compensation and to have such deferred amounts treated as if invested in the Common Stock of the Company.

The Company adopted the Deferred Plan with the intention that it shall at all times be characterized as a “top hat” plan of deferred compensation maintained for a select group of management, as described under ERISA Sections 201(2), 301(a)(3) and 401(a)(1) and the Deferred Plan shall at all times satisfy Section 409A of the Code.  The unfunded Deferred Plan obligations are payable only in the form of common stock upon the earlier of:   (i) a designated, in-service distribution date which must be a minimum of three (3) years from the year of the first deferral; (ii) separation of employment; (iii) disability; (iv) change in control; or (v) death.  A participant’s election form must specify whether the payments will be made by lump sum or by installments, and the number of annual installments (with a minimum of two (2) and a maximum of five (5) installments) as may be directed by the participant in his or her election form.

2006 Profit Sharing Plan

The 2006 Profit Sharing Plan was approved by the Compensation Committee of the Board on August 2, 2006 and is subject to conditions outlined in the Deferred Plan.

The 2006 Profit Sharing Plan permits designated key management employees (“KME”) to share in the profits of the Company.  The profit sharing pool will be calculated based on a graduated scale of the attainment of consolidated year-end net income before taxes versus the annual budget and the maximum sum to be distributed from that pool is set at 30% of the aggregate of the annual salaries of the KMEs.  Each KME is required, pursuant to the rule of the 2006 Profit Sharing Plan, to defer 20% of his annual profit sharing award, if attained, in accordance with the Deferred Plan described above.

NOTE 14 - Subsequent Event

On January 19, 2007, in consideration of his service to the Company, the Compensation Committee of the Board granted the CEO, Mr. Ramadan, a merit-based award of $100 and effective February 4, 2007, seven year options to purchase 50,000 shares of Common Stock, with options to purchase 12,500 shares to be vested immediately, and options to purchase 12,500 shares to be vested each subsequent year on the anniversary of the date of grant.  The exercise price of these options is set at $3.75 per share.

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 2007 and December 31, 2006

(in thousands, except for share data)

	September 30, 2007	December 31, 2006
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$7,651	$3,266
Prepaid expenses	889	704
Notes receivable, current portion	909	223
Other current assets	259	592

Total current assets	9,708	4,785

PROPERTY AND EQUIPMENT, less accumulated depreciation of of $6,200 and $5,257, as of September 30, 2007 and December 31, 2006, respectively	21,271	18,099

OTHER ASSETS:
Goodwill	6,254	5,815
Notes receivable, less current portion	579	713
Deposits and other assets	1,504	1,814

Total other assets	8,337	8,342

	$39,316	$31,226

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Long-term debt, current maturities	$—	$604
Accounts payable	590	1,904
Interest payable	39	72
Czech tax accrual	3,002	3,328
Accrued expenses and other current liabilities	1,636	1,497

Total current liabilities	5,267	7,405

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	6,192	2,849
Other liabilities	488	718

Total long-term liabilities	6,680	3,567

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:

Preferred stock, $.001 par value, 4,000,000 shares authorized, none issued
Common stock, $.001 par value, 9,500,000 shares authorized, 8,840,870 and 7,840,870 shares, issued and outstanding, respectively	9	8
Additional paid-in capital	51,156	47,720
Accumulated other comprehensive income	7,998	6,330
Accumulated deficit	(31,794)	(33,804)

Total stockholders’ equity	27,369	20,254

	$39,316	$31,226

See accompanying notes to condensed consolidated interim financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

Nine and Three Months Ended September 30, 2007 and 2006

(in thousands, except for share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUES	$21,740	$18,471	$7,526	$6,104

COSTS AND EXPENSES:
Cost of revenues	11,620	10,686	4,041	3,349
Depreciation and amortization	911	533	309	183
Selling, general and administrative	6,956	6,282	2,491	1,992
	19,487	17,501	6,841	5,524

INCOME FROM OPERATIONS	2,253	970	685	580

OTHER INCOME (EXPENSE):
Interest expense, net	(246)	(155)	(100)	(67)
Foreign exchange gain	3	2	2
	(243)	(153)	(98)	(67)

NET INCOME	2,010	817	587	513

Other comprehensive income, foreign currency translation adjustments, net of tax	1,668	1,434	2,280	271

COMPREHENSIVE INCOME	$3,678	$2,251	$2,867	$784

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	7,996,969	7,840,869	8,304,077	7,840,869
Diluted	8,111,721	7,846,393	8,418,829	7,846,393

EARNINGS PER COMMON SHARE:
Basic	$0.25	$0.10	$0.07	$0.07
Diluted	$0.25	$0.10	$0.07	$0.07

See accompanying notes to condensed consolidated interim financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2007 and 2006

(in thousands)

	2007	2006
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,010	$817
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	911	533
Stock-based compensation expense	144
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	151	(304)
Deposits and other assets	245
Accounts payable	(1,386)	(767)
Interest payable	(33)	(15)
Czech tax accrual	(550)	(645)
Accrued expenses and other current liabilities	(191)	(285)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,301	(666)

CASH FLOWS FROM INVESTING ACTIVITIES:
Renovation and purchases of property and equipment	(2,632)	(1,788)
Payment for deposit		(151)
Issuance of notes receivable	(211)
NET CASH USED IN INVESTING ACTIVITIES	(2,843)	(1,939)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit line	4,909
Proceeds from private placement	3,500
Payments of long-term debt	(2,242)	(1,145)
Payments of financing costs	(303)	(14)
Payments of issuance costs	(207)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	5,657	(1,159)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	270	217

NET INCREASE (DECREASE) IN CASH	4,385	(3,547)

CASH:
Beginning of period	3,266	6,595

End of period	$7,651	$3,048

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$315	$175

See accompanying notes to condensed consolidated interim financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in thousands, except for share data)

(UNAUDITED)

1.              Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated interim financial statements of Trans World Corporation and Subsidiaries (collectively, the “Company” or “TWC”) as of September 30, 2007 and December 31, 2006 and for the three and nine months ended September 30, 2007 and 2006 reflect all adjustments of a normal and recurring nature to fairly present the consolidated financial position, results of operations and cash flows for the interim periods. The financial statements of all foreign subsidiaries consolidated herein have been converted in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial presentation purposes. All significant intercompany transactions and account balances have been eliminated in consolidation. These unaudited condensed consolidated interim financial statements have been prepared by the Company according to the instructions for Form 10-QSB and Regulation S-B. Pursuant to these instructions, certain financial information and footnote disclosures normally included in such consolidated financial statements have been condensed or omitted.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, together with management’s discussion and analysis or plan of operations, contained in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006. The results of operations for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may occur for the year ending December 31, 2007.

The condensed consolidated balance sheet as of December 31, 2006 was derived from the Company’s audited financial statements but does not include all disclosures required by US GAAP.

2.              Commitments and Contingencies

Lease Obligations - The Company is obligated through 2011 under several operating leases. Future aggregate minimum annual rental payments under all of these leases for the next four years are as follows:

Twelve months ending September 30,
2008	$99
2009	103
2010	67
2011	8

Rent expense under these operating leases was approximately $74 and $71 for the nine months ended September 30, 2007 and 2006, respectively.

The Company is also obligated under certain five-year, slot equipment operating leases, which include a monthly rental fee per slot machine, and an option for upgrades to newer machines. In the third quarter of 2007, the Company’s slot lease expenses were approximately $482 versus $409 in the comparable period in 2006 and $1,390 versus $1,823 for the first nine months of 2007 versus the same period in 2006.

Employment Agreements - The Company has entered into employment agreements with certain of its executives, which provide for annual compensation, plus in most cases, participation in future benefit programs and stock options plans. As of September 30, 2007, $138 of annual compensation, payable in 2007, remains under these employment agreements.

Pursuant to a renewal of the employment agreement with the Company’s Chief Executive Officer (“CEO”) in July 2005, the CEO received a grant of seven-year options to purchase an aggregate total of 175,000 shares of the Company’s common stock in allotments of 35,000 shares per annum over a five-year vesting period. These options are exercisable at prices, depending on the point in time, escalating from $2.80 per share on July 1, 2005 to $4.11 per share on January 1, 2012. As of September 30, 2007, 105,000 of the 175,000 options granted have vested, all of which are exercisable at $3.15 per option. Also pursuant to the July 2005 employment agreement with the Company’s CEO, upon reaching designated earnings per share targets, the CEO will be granted 75,000 restricted shares of the Company’s common stock in 25,000 allotments. None of the restricted shares have been vested to date.

401(k) and Profit Sharing Plan - The Company maintains a contributory 401(k) plan and a profit sharing plan. These plans are for the benefit of all eligible corporate employees, who may have up to 15% of their salary withheld, not to exceed the maximum federally allowed amount. The Company makes an employer-matching contribution of 60 cents for each employee dollar contributed.

Taxing Jurisdiction - The Czech Republic currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include gaming tax, VAT, charity tax, and payroll (social) taxes. Tax declarations, together with other legal compliance areas (as examples: customs and currency control matters) are subject to review and investigation by a number of governmental authorities, that are enabled by law to impose severe fines, penalties and interest charges and create tax risks in the Czech Republic. Management believes that it has adequately provided for its Czech tax liabilities.

3.              Liquidity

As of September 30, 2007, the Company had a working capital surplus of approximately $4,441, compared with a working capital deficit of $2,620 at December 31, 2006. This represents a $7,061 improvement over the 2006 year end deficit, primarily due to the combination of an infusion of cash in August 2007 from the private placement of $3,500 (the “$3.5M Capital Raise”) as well as to stronger overall operating results achieved in the first nine months of 2007.

On July 23, 2007, the Company established a 24-month, secured, revolving credit facility (150,000 Czech Korunas (“CZK”), or approximately $7,700), that will be used for operations and general corporate purposes, including development. The credit facility, which is secured by the Company’s Route 55 casino building and related land, has been made available through Commerzbank Aktiengesellschaft, pobocka Praha, requires quarterly testing and compliance with certain financial covenants, following the Company’s U.S. regulatory filings. The credit facility also includes an option, exercisable by the Company two months prior to full-term maturity, to extend the term for an additional 12 months, with all other provisions, including the rate of interest, remaining constant. The interest, in conjunction with each requested draw-down terms of either 1-month, 3-months, or 6-months, is calculated using the corresponding Prague Interbank Offered Rate (“PRIBOR”), plus 400 basis points, based on a 360-day calendar year. As of September 30, 2007, the Company had drawn an aggregate of 90,000 CZK, or approximately $4,900, of which a large portion was used to pay off the Company’s existing long term debt.

The Company believes that its cash resources at September 30, 2007, in addition to the anticipated cash to be provided by existing operations, will be sufficient to fund its activities for the next twelve months.

Further, as a complement to its gaming operations, the Company has recently broken ground on the construction of a 75-room, four-star hotel, the first for the Company. The hotel will be connected to its Route 59 casino with the joint facility’s main restaurant linking the two buildings. The hotel, set to open next fall, is expected to contribute incremental cash and enhance the Company’s overall results. There can be no assurances that management’s projections will be realized.

4.              Summary of Selected Significant Accounting Policies

(a)          Earnings per share - The Company complies with accounting and disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share incorporate the dilutive effect of common stock equivalents on an average basis during the period. The Company’s common stock equivalents currently include stock options and warrants. Unexercised warrants and stock options to purchase 311,117 and 266,117 shares of common stock as of September 30, 2007 and 2006, respectively, were included in the computation of diluted earnings per common share, if such unexercised warrants and stock options were “in-the-money” and vested.

(b)         Goodwill – The Company complies with the accounting and reporting requirements of SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill represents the excess of the cost of the Company’s Czech subsidiaries over the fair value of their net assets at the date of acquisition, which consists of only the Ceska and Rozvadov casinos, collectively recognized for this purpose as the Company’s reporting unit. Under SFAS No. 142, goodwill is subject to at least an annual assessment for impairment, applying a fair-value based test. The impairment assessment requires the Company to compare the fair value of its Czech

Republic reporting unit as defined under SFAS No. 142, which is comprised of its Ceska and Rozvadov casinos, to its carrying value (the net equity of the Company) to determine whether there is an indication that an impairment exists. The fair value of the Czech Republic reporting unit is determined through a combination of recent appraisals of the Company’s real property and a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”), which was based on the Company’s experience and data from independent third parties. As required by SFAS No. 142, the Company performed the annual fair value-based testing, which was conducted during the second quarter of 2007, of the carrying value of goodwill related to its Czech Republic reporting unit, and determined that goodwill was not impaired. The Company expects to conduct its next annual fair value-based testing in the second quarter of 2008.

(c)          Foreign currency translation - The Company complies with the accounting and reporting requirements of SFAS No. 52, “Foreign Currency Translation,” which states that for foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts and cash flows are translated at exchange rates in effect at the end of the year and resulting translation adjustments are included in “accumulated other comprehensive income.” Statement of operations accounts are translated by applying monthly averages of daily exchange rates to the respective monthly local Czech statement of operations accounts for the period.

The impact of foreign currency translation on goodwill is presented below:

As of September 30, 2007 (in thousands, except FX)	Applicable Foreign Exchange Rate (“FX”) (2)	Goodwill		Method

Residual balance, as of January 1, 2003 (in USD) (1)		USD	3,579	(A)

USD residual balance (A), translated at June 30, 1998 (date of acquisition), at FX rate of:	33.8830	CZK	121,267
(ie. 2003 CZK Balance)

2003 CZK balance, translated to USD:
At September 30, 2007 at FX of:	19.3900	USD	6,254	(B)

Net increase (step-up) to Goodwill (adjustment made to Translation Adjustment in consolidation):			2,675	(B-A)

Increase to Goodwill is booked as follows:
Step-up for the year ended December 31, 2003 at avg. FX of	28.2170	USD	1,080
Step-up for the year ended December 31, 2004 at avg. FX of	25.7251	USD	765
(Step-down) for the year ended December 31, 2005 at avg. FX of	23.9905	USD	(482)
Step-up for the year ended December 31, 2006 at avg. FX of	22.6253	USD	873
Step-up for the nine months ended September 30, 2007 at avg. FX of	20.9274	USD	439
			2,675

(1)          Goodwill was amortized over 15 years until the Company started to comply with SFAS No. 142. This balance represents the remaining, unamortized goodwill, after an impairment charge taken prior to January 1, 2003.

(2)          FX (interbank) rates taken from Oanda.com.

(d)         Stock-based compensation - The Company complies with the accounting and reporting requirements of SFAS No. 123R, “Share-Based Payment.”  SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 (“APB No. 25”). Among other items, SFAS No. 123R eliminates the use of APB No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards as of the vested date in the financial statements. The effective date of SFAS No. 123R for the Company is the first quarter of 2006. SFAS No. 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments vested after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permit entities to restate financial statements of previous periods, either for all prior periods presented or to the beginning of the fiscal year in which the statement is adopted, based on previous pro forma disclosures made in accordance with SFAS No. 123. Accordingly, the Company has adopted the modified prospective method of recognition, and began applying the valuation and other criteria to stock options granted beginning January 1, 2006.  The Company is recognizing expense for the unvested portion of previously issued grants based on the valuation and attribution methods used previously to calculate the pro forma disclosures.  The Company did not recognize expense for employee stock options prior to January 1, 2006.

The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to certain key employees. While SFAS No. 123R permits entities to continue to use such a model, it also permits the use of a “lattice” model. The Company expects to continue using the Black-Scholes option pricing model in connection with its adoption of SFAS No. 123R to measure the fair value of stock options granted.

(e)          Comprehensive income – The Company complies with SFAS No. 130, “Reporting Comprehensive Income.”  SFAS No. 130 establishes rules for reporting and display of comprehensive income (loss) and its components.  SFAS No. 130 requires the Company’s change in the foreign currency translation adjustments to be included in other comprehensive income (loss).

(f)            Recently adopted accounting pronouncement - Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.” FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements in accordance with SFAS No. 109. Tax positions must meet a “more-likely-than-not” recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. Upon the adoption of FIN 48, the Company had no unrecognized tax benefits. During the third quarter of 2007, the Company recognized no adjustments for uncertain tax benefits.

Income taxes are computed using the asset and liability method of accounting. Under the asset and liability method, a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax assets is adjusted by a valuation allowance, if necessary, to recognize future tax benefits only to the extent, based on available evidence, it is more likely than not such benefits will be realized. The Company’s deferred tax assets were fully reserved at September 30, 2007 and December 31, 2006.

The Company recognizes interest and penalties, if any, related to uncertain tax positions in selling, general and administrative expenses. No interest and penalties related to uncertain tax positions were accrued at September 30, 2007.

The tax years 2003 through 2006 remain open to examination by the major taxing jurisdictions in which the Company operates. The Company expects no material changes to unrecognized tax positions within the next twelve months.

(g)         New accounting pronouncements - In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its condensed consolidated interim financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its condensed consolidated interim financial position and results of operations.

5.              Stockholders’ Equity

In August 2007, the Company completed the private placement of 1,000,000 shares of its common stock with several “accredited investors,” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, for an aggregate purchase price of $3,500 or $3.50 per share, the then listed market price of the Company’s common stock. Associated costs of the $3.5 million Capital Raise, which included finder’s fees, and legal and accounting fees, totaled approximately $207 and have been reflected as a reduction of additional paid-in capital.

6.              Subsequent Event

On October 23, 2007, pursuant to the Company’s 2004 Equity Incentive Plan, as amended, Mr. Ramadan was granted seven year options to purchase 125,000 shares of common stock, with options to purchase 25,000 shares to be vested immediately, and options to purchase 25,000 shares to be vested each subsequent year on the anniversary of the date of grant. The exercise price of these options is set at $4.85 per share, the closing stock price on October 23, 2007, and will escalate at a pre-determined rate per annum.

TRANS WORLD CORPORATION

1,000,000 Shares

Common Stock

$0.001 par value per share

January 4, 2008